Exhibit 2.8

ASSET PURCHASE AGREEMENT

BETWEEN

S&W SEED COMPANY

as Purchaser,

and

NOVO ADVISORS

as Receiver

Dated as of September 5, 2018

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Section 6	COVENANTS, AGREEMENTS PENDING CLOSING, AND OTHER AGREEMENTS.	18
	Conduct of Debtors' Business Pending the Closing	18
	Confidentiality; Non-Competition; Non-Solicitation	18
	Additional Covenants and Agreements of Receiver	21
	Covenants and Agreements of Purchaser	22
	Court Approval and Competing Bids	23
	Books and Records	23

Section 7	CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS.	23
	Representations and Warranties; Performance	24
	Court Approval	24
	Consents to the Transactions	24
	Receivership Action/Bankruptcy	24
	Consents to Assignment of Assigned Contracts	25
	Satisfaction of Tax and Other Liens	25
	No Material Adverse Effect	25

Section 8	CONDITIONS PRECEDENT TO RECEIVER'S OBLIGATIONS.	25
	Representations and Warranties; Performance	25
	Consents to the Transactions	25
	Court Approval	25

Section 9	CLOSING.	26
	Time, Place and Manner of Closing	26
	Certain Transaction Costs	26
	Deliveries at Closing by Receiver	26
	Deliveries at Closing by Purchaser	27
	Consummation of Closing	27

Section 10	TERMINATION OF AGREEMENT.	28
	Termination Events	28
	Effect of Termination	28
	Termination Procedure	29
	Remedies Cumulative	29

Section 11	INDEMNIFICATION	29
	Indemnification by Receiver	29
	Indemnification by Purchaser	30
	Third Party Claims	30
	Other Claims	31
	Receiver Indemnification Claim Period	31
	Purchaser Indemnification Claim Period	31
	Payment from Indemnification Escrow	32
	Miscellaneous Indemnification Provisions	32

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Section 12	FURTHER ASSURANCES.	33
	Separate Agreements Executed in Connection with Closing	33
	Cooperation of the Parties After Closing	33
	Payroll	33

Section 13	DEFINITIONS.	33

Section 14	MISCELLANEOUS PROVISIONS.	42
	Nature and Survival of Representations and Warranties	42
	Exhibits and Schedules	42
	Assignment	43
	Binding Effect	43
	Governing Law and Jurisdiction	43
	Severability	43
	Notices	43
	Public Announcements	44
	Expenses	44
	Third Parties	44
	Time of the Essence	44
	Construction	45
	Counterparts; Electronic Signatures; Effectiveness of this Agreement	45
	Entire Agreement; Amendment; Waiver	45

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made and dated September 5, 2018, by and between S&W Seed Company, a Nevada corporation ("Purchaser") and Novo Advisors f/k/a Novo Turnaround Advisory Group Inc., a Colorado corporation, solely in its capacity as the receiver ("Receiver") for, and on behalf of, Chromatin, Inc., a Delaware corporation ("Chromatin"), Chromatin Germplasm, LLC, a Delaware limited liability company ("Germplasm"), Chromatin Holding, LLC, a Delaware limited liability company ("Holding"), Marathon Ag Services, LLC, a Delaware limited liability company ("Marathon"), Chromatin Farms, LLC, a Delaware limited liability company ("Chromatin Farms"), and Global Sorghum Solutions, LLC, a Delaware limited liability company formerly known as Sorghum Partners, LLC ("Global Sorghum"; each of the foregoing being collectively referred to as "Debtors" and each, individually, a "Debtor"). Purchaser and Receiver are collectively referred to as the "Parties" and each, individually, a "Party".

RECITALS

A. Debtors own and operate certain assets associated with the development, production and distribution of sorghum hybrids (hereafter referred to as the "Business").

B. Pursuant to the Order Authorizing Appointment of Receiver, dated May 15, 2018, as amended by the Order Amending Order Authorizing Appointment of Receiver, dated June 4, 2018 (as amended, the "Receivership Order"), each entered by the United States District Court for the Northern District of Illinois (the "Court") in Case No. 18-sv-03417 (the "Receivership Action"), the Court appointed and authorized Receiver to, among other things, (a) take possession, custody and control of all of Debtors' business operations, assets, and property, and (b) market and sell Debtors' business operations, assets, and property, all subject to the conditions contained in the Receivership Order.

C. Purchaser desires to purchase all or substantially all of Debtors' assets (excluding the Excluded Assets), and Receiver desires to sell such assets to Purchaser for the consideration and upon the terms and subject to the conditions set forth herein (the "Transaction").

NOW THEREFORE, IN CONSIDERATION OF THE PROMISES MADE HEREIN, AND INTENDING TO BE LEGALLY BOUND HEREBY, THE PARTIES AGREE AS FOLLOWS:

SECTION 1   PURCHASE OF PURCHASED ASSETS.

1.1.   Purchase and Sale of Purchased Assets.

Subject to the terms and conditions set forth in this Agreement, at the Closing, Receiver agrees to sell, convey, transfer, assign, and deliver to Purchaser, and Purchaser agrees to purchase, accept, and acquire from Receiver, for the Purchase Price hereinafter specified, all of Debtors' right, title and interest in and to all assets, properties, rights and interests, of any kind and description (whether real, personal or mixed, tangible or intangible, or fixed, contingent or otherwise), wherever located and by whomever possessed, owned, licensed or leased by any of the Debtors, other than the Excluded Assets (collectively, the "Purchased Assets"), free and clear of all Interests to the maximum extent provided by the Sale Order or released by a party holding an Interest, other than Permitted Encumbrances and Assumed Liabilities, solely to the extent of Debtors' right, title and interest in and to such Purchased Assets on the Closing Date and otherwise to the fullest extent permitted by law, including, without limitation, the following:

1.1.1.   All of Debtors' right, title and interest in and to real property, including, without limitation, land, buildings, manufacturing facilities, structures, improvements, fixtures, leaseholds and leasehold improvements, and all appurtenances and rights thereto (the "Real Property").

1.1.2.   All of Debtors' right, title and interest in and to Inventory, Products, Goods, similar materials, and any other raw materials, work-in-progress and finished goods, wherever located (including items in transit) owned by Debtors or used in the operation of the Business.

1.1.3.   All of Debtor's right, title and interest in and to tangible personal property (including Equipment, machinery, computers, information technology systems, supplies, materials, furniture, furnishings, tools, dies and vehicles) owned or used or held for use by Debtors in relation to the Business.

1.1.4.   All of Debtors' rights to payment for Goods sold, rights licensed, and services provided, including accounts receivable from customers, all prepaid assets, credits, and benefits, and any indemnification rights, escrows and deposits, Claims (including insurance benefits to the extent such benefits relate to a Purchased Asset or Assumed Liability), deposits, prepayments, refunds, vendor rebates, credits, causes of action, choses in action, rights of recovery, rights of recoupment and rights of set-off of any kind, except to the extent that such right to payment relates solely to Goods, rights or services that constitute an Excluded Asset.

1.1.5.   All of Debtors' right, title and interest in and to stock, partnership interests, joint venture interests and other equity ownership interests in any other Person, including all partially and wholly owned subsidiaries of any of the Debtors unless Purchaser designates such as an Excluded Asset.

1.1.6.   All of Debtors' right, title, and interest in and to the following assets, to the extent transferrable with, or (where applicable) without, consent of a third party:

(a)   all licenses, permits, consents, registrations, certificates and other material governmental or regulatory permits, authorizations, approvals or agreements issued by or with any Governmental Authority ("Assigned Licenses");

(b)   all leases, Contracts, purchase and sale orders, distributorships, and other agreements of the Debtors set forth as "Assigned Contracts" on Schedule 1.1.6(b) hereto ("Assigned Contracts"), subject to Purchaser's right, (i) at any time prior to the Closing, to remove Contracts from Schedule 1.1.6(b) and no longer designate such Contracts as Assigned Contracts and (ii) at any time prior to or after Closing (but in any event prior to the termination of the Receivership Action), to add to Schedule 1.1.6(b) any Contracts copies of which were not provided to Purchaser prior to the date of this Agreement;

(c)   all Intellectual Property, including (i) all trademark rights, business identifiers, trade dress, service marks, trade names, brand names, domain names, and websites; (ii) all copyrights and all other rights associated therewith and the underlying works of authorship; (iii) all patents, patent applications and all proprietary rights associated therewith; (iv) all contracts or agreements granting any right, title, license, or privilege under the intellectual property rights of any third party; (v) all inventions, mask works and mask work registrations, know-how, discoveries, improvements, designs, trade secrets, shop and royalty rights, employee covenants and agreements respecting intellectual property and non-competition, and all other types of intellectual property; and (vi) all registrations of any of the foregoing, all applications therefor (whether in draft or filed form), (vii) all goodwill associated with any of the foregoing, and (viii) all Claims for past, present, and future infringement or breach thereof, including any of the foregoing set forth on Schedule 1.1.6(c);

(d)   all of Receiver's and Debtors' rights, title and interests under (including its rights to enforce), but none of the duties, obligations and Liabilities, in, to and under (i) Contracts that are not Assigned Contracts and for which the Debtors do not have material duties, obligations or Liabilities remaining (each Contract described in subsection (i), a "Rights-Only Contract"), and (ii) all confidentiality, non-disclosure, non-solicitation, assignment of inventions or assignment of developments Contracts (each such agreement identified in subsection (ii), an "NDA Agreement"); and

(e)   Debtors' customer lists, credit files, payroll records, schedules of fixed assets, books of account, contracts, sales representation and sales agency agreements, files, papers, books, records, designs, drawings, specifications and engineering data, and all other public or confidential business records, all to the extent reasonably required for the orderly continuation of the operations of the Business if such business was to otherwise continue without regard to the Transaction.

1.1.7.   All lists, records and other information pertaining to suppliers and customers (including customer lists, customer mailing lists and customer sales files), all of Debtors' advertising, marketing and promotional materials and all other printed or written materials, all lists, records and other information pertaining to accounts, Products, personnel and referral sources, and all drawings, plats, specifications, reports, studies, plans, books, ledgers, files, documents, correspondence and business and accounting records of every kind (including all financial, business and marketing plans and regulatory records, submissions, forms and other files, maintenance records, financial records and books of account), and all books, files, electronic financial records and any other records relating to the Purchased Assets, including without limitation, all books and records necessary to complete the 2017 audit and 2018 interim financial statements of all Debtors and their Affiliates (specifically including true and accurate versions of the general ledger and supporting accounting records for each of the Debtors and their Affiliates), in each case whether or not evidenced in writing, electronic data, computer software or otherwise (the "Debtor Records"), including Debtor Records that are part of Intellectual Property.

1.1.8.   All of Debtors' rights under warranties, indemnities and all similar rights against third parties to the extent related to any of the Purchased Assets.

1.1.9.   All goodwill as a going concern and all other intangible property of the Business.

1.1.10.   All rights with respect to any Proceeding of any nature available to or being pursued by Receiver or any Debtor to the extent related to the Business, the Purchased Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise, including, but not limited to, Proceedings or Claims related to any Intellectual Property, past present or future.

1.1.11.   All other assets, properties, rights and interests owned by any of the Debtors as of the Closing Date, or in which any Debtor has an interest, which are not referred to in Subsections 1.1.1 through 1.1.10, including all other assets, rights and interests necessary to operate the Business following the Closing Date and which are not otherwise Excluded Assets;

provided, however, none of the Purchased Assets shall in any event be deemed to include any asset expressly designated as an Excluded Asset pursuant to Section 3.1 of this Agreement. Nothing in this Section 1.1 shall obligate Purchaser to assume any Liability, whether related to the Business, the Purchased Assets or otherwise, unless Purchaser expressly assumes such Liability pursuant to the terms and conditions of Section 1.2.1 hereof. Further, Purchaser shall have the right, upon written notice given to Receiver before Closing, to exclude any or all of the assets listed above from the definition of Purchased Assets and any assets so excluded shall be Excluded Assets and thereupon be deemed added to Schedule 3.1.

1.2.   Assumption and Exclusion of Liabilities.

1.2.1.   As of the Closing Date, on the terms and subject to the conditions hereof, and as additional consideration for the Purchased Assets, Purchaser shall assume and pay, perform or otherwise discharge, in accordance with their respective terms and subject to their respective conditions, only: (i) any Liabilities of Debtor under Assigned Contracts and Assigned Licenses; and (ii) any Liabilities of Debtors specifically identified and described on Schedule 1.2 (the "Assumed Liabilities"). With respect to any of the Assumed Liabilities, such assumption by Purchaser is for the benefit only of Receiver and Debtors and shall not expand, increase, broaden, or enlarge the rights or remedies of any other party, nor create in any other party any right against Purchaser that such party would not have against Receiver or Debtors if this Agreement had not been consummated.

1.2.2.   Notwithstanding anything to the contrary in this Agreement, Purchaser shall not assume or have any responsibility or liability for, any Debtor's Liabilities, whether or not related to the Business or the Purchased Assets, of whatever kind and nature, primary or secondary, direct or indirect, absolute or contingent, known or unknown, and whether or not accrued, not specifically identified as Assumed Liabilities pursuant to Section 1.2.1, including the following Liabilities (collectively, the "Excluded Liabilities"):

(a)   any Liabilities to the extent arising out of or related to the Excluded Assets;

(b)   obligations of any Debtor under this Agreement and the Ancillary Documents;

(c)   any Liabilities (other than Cure Amounts) to the extent existing prior to the Closing Date or related to or arising out of any event, occurrence, state of facts, condition, act or omission prior to the Closing Date;

(d)   any Liability (other than Cure Amounts) under any Assigned Contract, to the extent (A) arising in the first instance prior to the Closing Date, under any Assigned Contract or (B) arising after the Closing Date but due to a breach of an Assigned Contract by any Debtor prior to the Closing Date;

(e)   any Liability under any Contract that is not an Assigned Contract, including under any Rights-Only Contract or any NDA Agreement that is not an Assigned Contract;

(f)   any Indebtedness of any Debtor or Receiver;

(g)   all Liabilities in respect of any employees of any Debtor and the beneficiaries of such employees arising prior to or accrued as of the Closing including, but not limited to, any severance payments or exit bonuses payable to such employees as a result of the Closing of the Transactions;

(h)   all Liabilities relating to any product Liability, breach of warranty or similar claim for injury to a Person or property which arises out of or is based upon any express or implied representations, warranty, agreement or guaranty made by any Debtor, or by reason of the improper performance or malfunctioning of a product, improper design or manufacture, failure to adequately package label or warn of hazard or other related product defects of any products at any time manufactured or sold or any service performed by any Debtor before the Closing; and

(i)   all Liabilities for professional (including broker and advisory), Court fees, costs and expenses that have been incurred or that are incurred or owed by any Debtor or Receiver in connection with the preparation and administration of the Receivership Action; and

(j)   all Liabilities for Taxes to the extent imposed with respect to the Business, the assets thereof, and/or any income or gains derived with respect thereto for any taxable period, or portion thereof, ending on or before the Closing Date.

1.3.   Assignment of Assigned Licenses . Subject to the terms and conditions set forth in this Agreement and the receipt of consents and/or waivers from third parties, where applicable, at the Closing, Purchaser shall succeed to the rights and privileges of Debtors, and shall assume the express obligations of Debtors which are to be performed after the Closing, pursuant to the Assigned Licenses as and in the form of the copies thereof (or, if oral, as and in the form of the written statements of the terms thereof) furnished or made available to Purchaser.

1.4.   Assignment of Assigned Contracts . Subject to the terms and conditions set forth in this Agreement and the receipt of consents and/or waivers from third parties, where applicable, at the Closing, Purchaser shall succeed to the rights and privileges of Debtors and, subject to the conditions hereof, shall assume the express obligations of Debtors which are to be performed only after the Closing, pursuant to the Assigned Contracts as and in the form of the copies thereof (or, if oral, as and in the form of the written statements of the terms thereof) furnished or made available to Purchaser. Purchaser shall be responsible for paying all Cure Amounts with respect to Assigned Contracts, which may be paid directly by Purchaser to the counterparty to an Assigned Contract and, following notice from Purchaser to Receiver and Indemnification Escrow Agent (as defined below) describing the Cure Amount in reasonable detail and including copies of written evidence thereof, reimbursed to Purchaser up to the aggregate amount of $150,000 by the Indemnification Escrow Agent as a claim under the Indemnification Escrow (as defined below) and Escrow Agreement (as defined below) without regard to any Indemnity Threshold (as defined below).

1.5.   Non-Transferable Assets . Nothing in this Agreement shall be construed as an agreement to assign any Purchased Asset that, by its terms or pursuant to Applicable Law, is not capable of being sold, assigned, transferred or delivered without the consent or waiver of a third party or Governmental Authority unless and until such consent or waiver shall be given. Receiver shall use commercially reasonable efforts, and Purchaser shall cooperate reasonably with Receiver, to obtain such consents and waivers and to resolve the impediments to the sale, assignment, transfer or delivery contemplated by this Agreement and to obtain any other consents and waivers necessary to convey to Purchaser all of the Purchased Assets. Notwithstanding anything in this Agreement to the contrary, in no event shall Receiver be obligated to pay any amounts to or for any third party in connection with Receiver's obligations in this Section 1.5.

1.6.   Instruments of Conveyance . The sale, conveyance, transfer, assignment and delivery of the Purchased Assets, and the assumption of the Assigned Contracts, the Assigned Licenses and the Assumed Liabilities, as herein provided, shall be effected by bills of sale, assignments, deeds, consents, endorsements, drafts, stock powers or other instruments in such reasonable and customary form as shall be requested by Purchaser and acceptable to Receiver, and Receiver shall at any time and from time to time after the Closing (but only so long as the Receiver remains the Court-appointed receiver for Debtors) execute, acknowledge, and deliver such additional bills of sale, endorsements, assignments, deeds, drafts, checks, stock powers or other instruments in such reasonable and customary form as shall be requested by Purchaser and take such other actions as may be reasonably required to vest title to the Purchased Assets in Purchaser and otherwise effectuate the Transaction.

1.7.   "AS IS" TRANSACTION . PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, RECEIVER MAKES NO (AND RECEIVER EXPRESSLY DISCLAIMS AND NEGATES ANY) REPRESENTATIONS OR WARRANTIES OF ANY KIND, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, WITH RESPECT TO THE PURCHASED ASSETS OR ANY OTHER MATTER WHATSOEVER, INCLUDING, WITHOUT LIMITATION, INCOME TO BE DERIVED OR EXPENSES TO BE INCURRED IN CONNECTION WITH THE PURCHASED ASSETS, THE PHYSICAL CONDITION OF ANY PART OF THE PURCHASED ASSETS OR ANY OTHER ASSET WHICH IS THE SUBJECT OF ANY LEASE OR CONTRACT TO BE ASSUMED BY PURCHASER AT THE CLOSING, THE ENVIRONMENTAL CONDITION OR OTHER MATTER RELATING TO THE PHYSICAL CONDITION OF ANY REAL PROPERTY OWNED BY DEBTORS OR WHICH IS THE

SUBJECT OF ANY REAL PROPERTY LEASE TO BE ASSUMED BY PURCHASER AT THE CLOSING, THE ZONING OF ANY SUCH REAL ESTATE, THE VALUE OF THE PURCHASED ASSETS (OR ANY PORTION THEREOF), THE TRANSFERABILITY OF THE PURCHASED ASSETS, THE TERMS, AMOUNT, VALIDITY OR ENFORCEABILITY OF ANY ASSUMED LIABILITIES, THE TITLE OF THE PURCHASED ASSETS (OR ANY PORTION THEREOF), THE MERCHANTABILITY OR FITNESS OF ANY OF THE PURCHASED ASSETS FOR ANY PARTICULAR PURPOSE, OR ANY OTHER MATTER OR THING RELATING TO THE PURCHASED ASSETS OR ANY PORTION THEREOF. WITHOUT IN ANY WAY LIMITING THE FOREGOING, RECEIVER HEREBY DISCLAIMS ANY WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AS TO ANY PORTION OF THE PURCHASED ASSETS. PURCHASER FURTHER ACKNOWLEDGES THAT PURCHASER HAS CONDUCTED AN INDEPENDENT INSPECTION AND INVESTIGATION OF THE PHYSICAL CONDITION OF THE PURCHASED ASSETS AND ALL SUCH OTHER MATTERS RELATING TO OR AFFECTING THE PURCHASED ASSETS AS PURCHASER DEEMED NECESSARY OR APPROPRIATE AND THAT IN PROCEEDING WITH ITS ACQUISITION OF THE PURCHASED ASSETS, EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH HEREIN, PURCHASER IS DOING SO BASED SOLELY UPON SUCH INDEPENDENT INSPECTIONS AND INVESTIGATIONS. ACCORDINGLY, SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT, PURCHASER WILL ACCEPT THE PURCHASED ASSETS AT THE CLOSING "AS IS," "WHERE IS," AND "WITH ALL FAULTS."

SECTION 2   PURCHASE PRICE.

2.1.   Purchase Price . In consideration for the sale, conveyance, transfer, and delivery of the Purchased Assets, upon the terms and subject to the covenants and conditions set forth in this Agreement, Purchaser shall assume the Assigned Contracts, the Assigned Licenses and the Assumed Liabilities and Purchaser shall pay to Receiver the amount of Twenty-Three Million Dollars and No Cents ($23,000,000.00) (the "Purchase Price"), payable as set forth in this Section 2.

2.2.   Payment of the Purchase Price.

2.2.1.   Simultaneous with the execution of this Agreement, Purchaser will deliver to an escrow agent mutually acceptable to Receiver and Purchaser (the "Deposit Escrow Agent"), an amount equal to ten percent (10%) of the Purchase Price in immediately available funds (the "Cash Deposit"). Any fees or costs payable to the Deposit Escrow Agent shall be divided evenly and payable one-half by Purchaser and one-half by Receiver. The Cash Deposit shall be held by the Deposit Escrow Agent in an interest-bearing account reasonably acceptable to Purchaser and Receiver. The Cash Deposit shall be held by the Deposit Escrow Agent and be released as follows:

(a)   If the Closing shall occur, Receiver and Purchaser shall jointly instruct the Deposit Escrow Agent to, on the Closing Date, deliver the Cash Deposit, together with all accrued investment income thereon, by wire transfer of immediately available funds, on behalf of Receiver, as provided in Section 2.2.2 and the instructions provided to the Deposit Escrow Agent (and such amounts shall be applied toward the payment of the Purchase Price).

(b)   If this Agreement is terminated by Receiver pursuant to Section 10.1(f) and Receiver is not then in breach of Receiver's obligations pursuant to this Agreement, the Deposit Escrow Agent shall deliver the Cash Deposit, together with all accrued investment income thereon, to Receiver. Because it would be impractical and extremely difficult to determine the extent of any damages that might result from a breach of, or default under, this Agreement by Purchaser prior to the Closing, it is understood and agreed that such liquidated damages (in an amount equal to the Cash Deposit) represent Purchaser's and Receiver's reasonable estimate of actual damages, such liquidated damages do not constitute a penalty and the Cash Deposit will constitute Receiver's sole and exclusive remedy for any breach of, or default under, this Agreement by Purchaser prior to the Closing.

(c)   If this Agreement is terminated prior to Closing for any reason other than as set forth in Section 2.2.1(b), the Deposit Escrow Agent shall deliver the Cash Deposit, together with all accrued investment income thereon, to Purchaser.

2.2.2.   At the Closing, in consideration of the purchase and sale of the Purchased Assets, Purchaser shall, pay the following amounts from the Purchase Price to the following Persons, in cash, by wire transfer of immediately available funds: (i) to the Indemnification Escrow Agent, the Indemnification Escrow (as defined below), to be held, administered and disbursed by the Indemnification Escrow Agent pursuant to the terms of the Escrow Agreement, as further described in Section 2.2.3; (ii) to any Governmental Authority for which a Tax (other than Taxes payable pursuant to Section 9.2.1) is required to be paid to satisfy the condition that the Purchased Assets be transferred to Purchaser free and clear of any Encumbrances, and (iii) to Receiver, a net amount equal to the Purchase Price less the items identified in subparagraphs (i) and (ii) above, less any amount paid by Purchaser entitled to be reimbursed from the Indemnification Escrow pursuant to Section 1.4 hereof, and less the Cash Deposit and any accrued investment income on the Cash Deposit (such net amount, the "Closing Payment"). All payments described above shall be made pursuant to written wire transfer instructions delivered by Receiver to Purchaser at least two (2) Business Days prior to the Closing Date. At the Closing, the Deposit Escrow Agent shall transfer the Cash Deposit and any accrued investment income on the Cash Deposit to Receiver by wire transfer of immediately available funds to such account as Receiver shall designate.

2.2.3.   Simultaneously with the Closing, the Parties shall enter into an escrow agreement in customary form acceptable to Purchaser and Receiver (the "Escrow Agreement"), with an escrow agent reasonably acceptable to Purchaser and Receiver (the "Indemnification Escrow Agent"), pursuant to which Purchaser will deposit with the Indemnification Escrow Agent an amount equal to One Million Dollars and No Cents ($1,000,000.00) of the Purchase Price (the "Indemnification Escrow"). The Indemnification Escrow shall be Purchaser's sole remedy against Receiver pursuant to this Agreement, the Ancillary Documents and with respect to the transactions contemplated by this Agreement, except to the extent non-monetary relief such as injunctive or other equitable relief is available hereunder, and shall be available to Purchaser to satisfy any amounts owed to Purchaser pursuant to this Agreement (including any payments to be made to Purchaser pursuant to Receiver's indemnification obligations under Section 11). The Indemnification Escrow shall be held for twelve (12) months following the Closing Date, and distributed as provided in the Escrow Agreement.

2.3.   Allocation of the Purchase Price . The Purchase Price and the Assumed Liabilities will be allocated in accordance with Section 1060 of the Internal Revenue Code by Purchaser and its accountants in good faith consistent in all respects with applicable Laws. The allocation shall be adjusted consistent with any post-Closing adjustment to the Purchase Price. The Parties shall utilize the agreed allocation in all statements and returns filed with any taxing authority (including on IRS Form 8594) and shall not take any position that is inconsistent with such allocation, and each Party will promptly notify the other Party if any challenge to such allocation is made by any taxing authority.

SECTION 3   EXCLUDED ASSETS.

3.1.   Excluded Assets . The Purchased Assets to be acquired by Purchaser hereunder do not include the following (hereinafter referred to as the "Excluded Assets"):

3.1.1.   any cash on hand, in banks, and any cash equivalents;

3.1.2.   Receiver's rights under this Agreement and the Escrow Agreement and all cash and non-cash consideration payable or deliverable to Receiver pursuant to the terms and provisions hereof;

3.1.3.   all insurance policies and proceeds, all unearned insurance premiums, and all accrued insurance refunds or rebates, but excepting casualty insurance proceeds or claims with respect to the Purchased Assets relating to casualty losses occurring whether before, on, or after the date of this Agreement;

3.1.4.   all rights and Claims in or to any refunds or credits of or with respect to any Taxes, assessments or similar charges paid by or on behalf of any Debtor or Receiver, in each case to the extent applicable to any period prior to the Closing;

3.1.5.   except as set forth in Section 1.1.7, Tax records and minute books of Debtors, and any other books and records relating solely to the Excluded Assets;

3.1.6.   all claims arising on or prior to the Closing Date under any directors and officers liability insurance policies owned by Debtors;

3.1.7.   all Claims and causes of action arising on or before the Closing Date that any Debtor or Receiver has against the holders of any Excluded Liabilities or obligations of Debtors that are not being assumed by Purchaser;

3.1.8.   professional retainers paid by Debtors or Receiver;

3.1.9.   any letters of credit or similar financial accommodations issued to any third party(ies) for the account of Debtors or Receiver;;

3.1.10.   all rights of offset, rebates, credits and other rights of recovery against third parties, solely to the extent the foregoing rights relate to assets other than the Purchased Assets;

3.1.11.   causes of action, rights of recovery, rights of recoupment and judgments (any proceeds thereof) relating to the Production Plus Proceeding; and

3.1.12.   the other assets, properties, rights and interests of Debtors set forth on Schedule 3.1.

3.2.   Purchaser Agreement . Purchaser expressly agrees and understands that Receiver shall not sell, assign, transfer, convey or deliver to Purchaser any of the Excluded Assets.

SECTION 4   RECEIVER'S REPRESENTATIONS AND WARRANTIES.

As a material inducement to Purchaser to enter into this Agreement and purchase the Purchased Assets, Receiver represents and warrants:

4.1.   Authorization and Power . By virtue of the Receivership Order, and subject to entry of the Sale Order, Receiver has the right, power and authority to enter into this Agreement and each other agreement, instrument and other document required to be executed by it hereunder and to consummate the Transaction, and otherwise to comply with and perform its obligations under this Agreement.

4.2.   Organization of Receiver . Receiver is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado.

4.3.   Title and Related Matters . Except as set forth on Schedule 4.3, each Debtor owns and has good and marketable title to, or a valid leasehold interest in, all Purchased Assets, and will deliver the Purchased Assets free and clear of all Encumbrances, except for Permitted Encumbrances.

4.4.   Litigation . Except as set forth on Schedule 4.4 and except for the Receivership Action, there are no pending actions, suits, Proceedings, orders, investigations or Claims against any Debtor or any of the Purchased Assets, at Law or in equity, or before or by any Governmental Authority.

4.5.   Compliance with Laws; Licenses . Except as set forth on Schedule 4.5, each Debtor, in the conduct of its business, is in material compliance with all laws, statutes, ordinances, regulations, orders, judgments, or decrees applicable to it or the Purchased Assets. All material licenses and permits of the Debtors issued by or with any Governmental Authority relating to the ownership, development or operation of the Business are in good standing.

4.6.   Brokers or Finders . Except as set forth on Schedule 4.6, there are no claims for brokerage commissions, finders' fees or similar compensation payable in connection with the Transaction based on any arrangement or agreement made by or on behalf of Receiver or Debtors.

4.7.   Equipment . All material Equipment, machinery, and vehicles of Debtors are (a) in good repair and good operating condition suitable for its current use, ordinary wear and tear excepted, (b) in material compliance with all applicable laws, statutes, ordinances, regulations, orders, judgments, and decrees, and (c) in the possession or control of Receiver, or of Debtors or their Affiliates.

4.8.   Inventory . The Inventory is saleable in the Ordinary Course of Business.

4.9.   Subsidiaries . Schedule 4.9 sets forth each subsidiary of any Debtor ("Subsidiary") and all stock or equity interests of any kind owned by any Debtor in such Subsidiaries or any other Person, together with the respective ownership share, or other equity interests held. Except as set forth on Schedule 4.9, each Subsidiary each Subsidiary (a) is wholly-owned by such identified Debtor and (b) has no Liabilities of any kind to any Person.

4.10.   Real Property .

4.10.1.   Schedule 4.10.1 indicates the address of all Real Property owned by any Debtor (the "Owned Real Property").

4.10.2.   Schedule 4.10.2 indicates the address or other description of any Real Property leased to any Debtor or which any Debtor has been granted the right to use or occupy (the "Leased Real Property"). The Receiver has made available to Purchaser a complete and correct copy of each lease or similar agreement related to the Leased Real Property, all of which are identified on Schedule 4.10.2.

4.10.3.   Except as set forth on Schedule 4.10.3, the Owned Real Property and Leased Real Property constitutes all of the Real Property currently used or occupied by the Debtors in connection with or related to the Business. The Debtors enjoy peaceful and undisturbed possession of such Owned Real Property and Leased Real Property.

4.10.4.   Except as set forth on Schedule 4.10.4, no portion of the Owned Real Property and Leased Real Property is subject to any pending eminent domain, condemnation or other similar proceeding or other Proceeding by any Governmental Authority, court or judicial authority adverse to the Owned Real Property or the Leased Real Property and, to Receiver's Knowledge, there are no threatened condemnation or other Proceedings with respect thereto adverse thereto, either of which would adversely and materially affect the current operations at the Owned Real Property or the Leased Real Property.

4.10.5.   Except as set forth on Schedule 4.10.5, neither Receiver, solely in its capacity as receiver for the Debtors, nor any Debtor, is a party to any agreements with owners or users of properties adjacent to any facility located on any parcel of the Owned Real Property or the Leased Real Property relating to the use, operation or maintenance of such facility or any adjacent Real Property.

4.10.6.   Except as set forth on Schedule 4.10.6, neither Receiver, solely in its capacity as receiver for the Debtors, nor any Debtor, is a lessor under, or otherwise a party to, any lease, license, assignment, encumbrance, hypothecation or concession pursuant to which any Debtor has granted to any Person the right to use or occupy all or any portion of the Owned Real Property or the Leased Real Property.

4.10.7.   Except as set forth on Schedule 4.10.7, to the Receiver's Knowledge, there is no action, suit, arbitration, unsatisfied order or judgment, governmental investigation or Proceeding pending or, to Receiver's Knowledge, threatened, against any of the Owned Real Property or the Leased Real Property which, if adversely determined, would have a material adverse impact on the Debtors' interest in any Owned Real Property or any Leased Real Property, or which would interfere with the consummation of the Transaction.

4.11.   Intellectual Property.

4.11.1.   Schedule 1.1.6(c) identifies all Intellectual Property, including, but not limited to, all Patents, Trademarks and Copyrights owned by any Debtor, which has been registered with or issued by, or is the subject of an application for registration or issuance, any Governmental Authority anywhere in the world. All Intellectual Property that is currently registered with any Governmental Authority was done so in material compliance with applicable Laws regarding such registration. The Purchased Assets include all of the material Intellectual Property rights used, or held for use primarily, in the conduct of the Business as it is currently being conducted by Debtors.

4.11.2.   Receiver has made available to Purchaser in the Data Room as of September 5, 2018 a complete and correct copy of all licenses, sublicenses and other agreements pursuant to which a third party authorizes any Debtor to use, practice any rights under, or grant sublicenses with respect to, any Intellectual Property owned by such third party, other than licenses, sublicenses or other agreements that consist solely of "shrink-wrap", "click-to-accept" or similar commercially available or otherwise standard end-user licenses.

4.11.3.   Receiver has made available to Purchaser in the Data Room as of September 5, 2018 a complete and correct copy of all licenses, sublicenses and other agreements pursuant to which any Debtor authorizes a third party to use, practice any rights under, or grant sublicenses with respect to, any Intellectual Property or pursuant to which any Debtor grants rights to use or practice any rights under any Intellectual Property owned by a third party.

4.11.4.   No Intellectual Property identified on Schedule 1.1.6(c) has been infringed or challenged in any way, nor, to the Receiver's Knowledge, has any Proceeding been threatened with respect thereto, and except as set forth on Schedule 4.11.4, none of such Intellectual Property has infringed or infringes upon the rights of any Person nor, to the Knowledge of Receiver, has been alleged to infringe upon the rights of any Person.

4.11.5.   No Intellectual Property has been or has been alleged to have been, misappropriated from any Person, and no employee, subcontractor, consultant, independent contractor, or other Person claims any rights to any of Intellectual Property. Without limiting the generality of the foregoing, Debtors have used commercially reasonable efforts to cause any and all material Intellectual Property conceived, invented or developed for the benefit of any Debtor by any employee, subcontractor, consultant, independent contractor, or other Person to have been duly and validly assigned and transferred to Debtors pursuant to and in accordance with an assignment of inventions or similar agreements.

4.11.6.   Receiver, solely in its capacity as receiver for the Debtors, and each Debtor has taken reasonable measures to protect the confidentiality of its trade secrets included in the Purchased Assets and no trade secrets have been disclosed to any Person other than to employees, Representatives and agents of Debtors, or to third parties bound by confidentiality obligations.

4.11.7.   The consummation of the Transaction and the Ancillary Documents will not alter, encumber, impair or extinguish any of the Intellectual Property included in the Purchased Assets.

4.12.   Products Liability .

4.12.1.   Each Product manufactured, sold or otherwise delivered by any Debtor has been in conformity with all applicable contractual commitments and all express and implied warranties, and no Debtor has any Liability (and there is no basis for any present or future Proceeding against any Debtor) for replacement or repair of any such products or other damages or other costs in connection therewith, subject only to the reserve for product warranty claims set forth in the most recent annual financial statements of the Debtors. There have been no product recalls by any Debtor. No product grown, manufactured, sold, leased or delivered by or on behalf of any Debtor is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale, lease or service, which are set forth on Schedule 4.12.1.

4.12.2.   Debtors have no Liability and there is no basis for any present or future Proceeding against any Debtor giving rise to any Liability, arising out of any injury to Person or property as a result of the ownership, possession or use of a product grown, designed, manufactured, assembled, repaired, sold, leased, delivered, installed or otherwise distributed, or services rendered, by any Debtor.

4.13.   Environmental Matters.

4.13.1.   Receiver, solely in its capacity as receiver for the Debtors, and each Debtor has, with respect to the Business and the Purchased Assets, complied and is in compliance in all material respects with all Environmental Laws. Receiver, solely in its capacity as receiver for the Debtors, and each Debtor has not received any written notice, report or other information regarding any violation of, or liability under, Environmental Law with respect to the Business or the Purchased Assets. Neither Receiver, solely in its capacity as receiver for the Debtors, nor any Debtor, nor any of its predecessors or their respective Affiliates, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any Hazardous Materials, or owned or operated the Business, the Purchased Assets or any property or facility (and no such property or facility is contaminated by any such Hazardous Materials) in a manner that has given or would give rise to any material Liabilities or investigative, corrective or remedial obligations pursuant to any CERCLA or any other Environmental Law. Neither Receiver nor any Debtor has received any written notice of any investigation, Proceeding or order concerning any Environmental Condition applicable to the conduct of the Business as currently conducted or the ownership and use by Receiver, solely in its capacity as receiver for the Debtors, and any Debtor of the Purchased Assets.

4.13.2.   Receiver has furnished to Purchaser all environmental audits, reports and other environmental documents relating to current operations or facilities of each Debtor.

4.13.3.   Neither Receiver, solely in its capacity as receiver for the Debtors, nor any Debtor, with respect to the Business or the Purchased Assets, has manufactured, sold, marketed, installed, or distributed products or other items containing Hazardous Materials in a manner that has given or would give rise to any liabilities under any Environmental Law, and neither Receiver, solely in its capacity as receiver for the Debtors, nor any Debtor, has liability related to or arising out of the presence of Hazardous Materials in any product or article, or at any property or facility.

4.14.   Employee Matters . Receiver has made available to Purchaser in the Data Room as of September 5, 2018 a complete and correct listing of (i) all employees of Debtors (redacted for the names of the employees), (ii) the position of each such individual and (iii) such individual's rate of compensation, including salary, bonus and other compensation, as of a recent date.

4.15.   Employee Benefit Plans . Each "employee benefit plan" as defined in Section 3(3) of ERISA, and each other benefit plan, policy, program, arrangement or agreement which is sponsored or maintained by Debtors, or pursuant to which any Debtor is otherwise bound, for the benefit of its employees or other representatives is referred to herein as an "Employee Plan." Each Employee Plan (i) has been operated and administered in compliance with its terms and all applicable requirements of ERISA, the Code and other applicable Laws and (ii) intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS. Neither any Debtor nor any of its ERISA Affiliates maintains, sponsors or is required to contribute to, either currently or at any time in the past, or otherwise any Liability with respect to, any employee benefit plan that (i) is a "multiemployer plan" within the meaning of Section 3(37) of ERISA, (ii) is subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, or (iii) provides for post-retirement medical, life insurance or other welfare-type benefits (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under a similar state Law).

4.16.   Labor Matters . Except as set forth on Schedule 4.16, there is no material labor dispute, allegation, charge, grievance or complaint of unfair labor practice, employment discrimination or, to Receiver's Knowledge, union organizational activity; nor, to Receiver's Knowledge, is any such action threatened against any Debtor. No Debtor is a party to any collective bargaining agreement and no Debtor has received notice of any organizational effort presently being made on behalf of any labor union with respect to the Business. Each Debtor has complied in all respects with all applicable Laws relating to the employment of labor, including, but not limited to, provisions thereof relating to immigration status, wages, hours, equal opportunity, collective bargaining, disability and the payment of social security and employment Taxes.

4.17.   International Trade and Anti-Corruption .

4.17.1.   Neither Receiver, solely in its capacity as receiver for the Debtors, nor any Debtor, nor any of its officers, directors or employees, nor to the Knowledge of Receiver, any agent or other third party representative acting on behalf of Receiver or any Debtor, is currently, or has been in the last five years: (i) a Sanctioned Person; (ii) organized, resident or located in a Sanctioned Country; (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws; (iv) engaging in any export, re-export, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws; or (v) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or the anti-boycott laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury's Internal Revenue Service (collectively, "Trade Control Laws").

4.17.2.   Neither Receiver, solely in its capacity as receiver for the Debtors, nor any Debtor, nor any of its officers, directors or employees, nor to the Knowledge of Receiver, any agent or other third party representative acting on behalf of any Debtor, has at any time made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in violation of any applicable Anti-Corruption Laws. Receiver, solely in its capacity as receiver for the Debtors, and each Debtor, has maintained complete and accurate records, including records of payments to any agents, consultants, representatives, third parties and Government Officials.

4.17.3.   During the five years prior to the date hereof, Receiver, solely in its capacity as receiver for the Debtors, and each Debtor has not, in connection with or relating to the Business, received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws.

4.18.   Material Contracts . Receiver has made available to Purchaser in the Data Room a complete and correct copy (or, with respect to Contracts with any grower of any crop, seed, or other Product, representative forms of the Contracts and a summary of counterparties and key economic terms) of all material written Contracts of a type described below (such Contracts below are herein referred to as "Material Contracts") to which any Debtor is a party, together with all amendments, exhibits and attachments, in executed form. Except for those Contracts in the Data Room as of September 5, 2018, as of the Closing Date, no Debtor is a party to or bound by any Material Contract that affects the Purchased Assets of the following types:

4.18.1.   any consulting agreement or employment agreement;

4.18.2.   any collective bargaining arrangement with any labor union, any Contract or arrangement providing for any Debtor to indemnify any Person, and any such agreements currently in negotiation or proposed;

4.18.3.   any Contract for the furnishing of services, materials, or supplies, or the sale, purchase, lease, maintenance or acquisition of merchandise, equipment, parts or other property or services requiring remaining aggregate future payments in excess of Twenty-Five Thousand Dollars ($25,000.00) per annum;

4.18.4.   any Contract with any independent sales representative or distributor;

4.18.5.   any Contract that restricts the right of any Debtor to engage in any line of business, compete with any Person, solicit any customers, suppliers, employees or contractors of any other Person, or sell or purchase any product;

4.18.6.   any Contract relating to the acquisition or disposition, directly or indirectly, of any material business, Real Property or other assets, or the equity interests of any other Person;

4.18.7.   any Contract relating to the borrowing of material Indebtedness;

4.18.8.   any Contract granting any Person a material Encumbrance (other than a Permitted Encumbrance) on all or any of the assets of any Debtor;

4.18.9.   any Contract or group of related Contracts with any Affiliate or group of Affiliates of any Debtor;

4.18.10.   any lease, license, rental or occupancy agreement, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, licensing of, title to, use of, or any leasehold or other interest in, any real or personal property, including Intellectual Property (other than any such agreement for personal property with remaining obligations of less than Twenty-Five Thousand Dollars ($25,000));

4.18.11.   (i) any Contract regarding the development, improvement, enhancement, modification appropriation or the non-disclosure of any Intellectual Property; (ii) any Contract with an employee of any Debtor relating to confidentiality, non-disclosure, assignment of inventions or developments, non-solicitation, non-competition and/or similar matters; or (iii) any Contract with a Person relating to confidentiality, non-disclosure, assignment of inventions or developments, non-solicitation, non-competition and/or similar matters that is material to the conduct of the Business;

4.18.12.   any Contract that requires any Debtor to purchase or sell a stated portion of the requirements or outputs of the Business or that contain "take or pay" provisions;

4.18.13.   any joint venture, partnership or similar Contracts;

4.18.14.   all powers of attorney with respect to the Business or any Purchased Asset;

4.18.15.   any Contract with any grower of any crop, seed, or other Product; and

4.18.16.   any amendment, supplement, or modification (whether oral or written) in respect of any of the foregoing.

4.19.   Licenses . Receiver has made available to Purchaser in the Data Room as of September 2, 2018 a complete and correct copy of all licenses, permits, consents, registrations, certificates and other material governmental or regulatory permits, authorizations, approvals or agreements issued by or with any Governmental Authority of any Debtor (the "Governmental Licenses"). Schedule 4.19 lists the location or locations in the Data Room where each Governmental License is deposited.

4.20.   Disclaimer of Implied Warranties. EXCEPT ONLY FOR THE REPRESENTATIONS, WARRANTIES, AND COVENANTS OF RECEIVER SET FORTH IN THIS AGREEMENT, THE PURCHASED ASSETS ARE BEING SOLD IN THEIR "AS-IS, WHERE-IS" CONDITION, AND RECEIVER HEREBY DISCLAIMS ANY AND ALL EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY OF THE PURCHASED ASSETS.

Without qualifying any representation or warranty, or affecting or limiting in any way Purchaser's right to make a claim for indemnification under Section 11 of this Agreement, Purchaser acknowledges that (a) each of the representations and warranties contained in this Section 4 is made based upon the Knowledge of Receiver, (b) without limiting the scope of Section 11 of this Agreement, any Losses (defined below) resulting from any inaccuracy in or breach of any representation or warranty contained in this Section 4 shall, if payable, be paid solely from the Indemnification Escrow, and in no event shall Purchaser have any claim against Receiver for any inaccuracy in or breach of any representation or warranty contained in this Section 4, and (c) certain Contracts and other documentation described in the foregoing representations and warranties were provided or made available to Purchaser in redacted form as of the date hereof, with the understanding that unredacted versions will be provided at a later date in accordance with Section 6.3.3.

SECTION 5   PURCHASER'S REPRESENTATIONS AND WARRANTIES.

As a material inducement to Receiver to enter into and perform its obligations under this Agreement, Purchaser represents and warrants that:

5.1.   Authorization and Power . The execution, delivery, and performance by Purchaser of this Agreement and all other agreements contemplated hereby to which Purchaser is a party have been duly and validly authorized by all necessary corporate action of Purchaser, and except as set forth on Schedule 5.1, no approvals or consents of any other Person or Governmental Authority having jurisdiction are necessary in connection with it. This Agreement and each such other agreement, when executed and delivered by Purchaser, will constitute the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, and similar statutes affecting creditors' rights generally and judicial limits on equitable remedies.

5.2.   No Conflict with Other Instruments or Agreements . The consummation by Purchaser of the Transaction will not result in or constitute a default or an event that, with the giving of notice or lapse of time, or both, would constitute a default, breach, or violation of the organizational documents of Purchaser or any lease, license, promissory note, loan agreement, conditional sales contract, commitment, indenture, mortgage, deed of trust, or other agreement, instrument, or arrangement to which Purchaser is a party or by which Purchaser or any of its property may be bound and which would be material to Purchaser's performance of this Agreement.

5.3.   Brokers or Finders . There are no claims for brokerage commissions, finders' fees or similar compensation in connection with the Transaction based on any arrangement or agreement made by or on behalf of Purchaser.

5.4.   Funding . Purchaser has sufficient liquid assets available to Purchaser to pay the Purchase Price on the Closing Date and to pay and perform the Assumed Liabilities.

SECTION 6   COVENANTS, AGREEMENTS PENDING CLOSING, AND OTHER AGREEMENTS.

6.1.   Conduct of Debtors' Business Pending the Closing . From the date of this Agreement until Closing, and except as otherwise consented to or approved in advance in writing by Purchaser or as may be limited or modified as a result of the Receivership Action, and except for any actions or omissions that would not be expected to have a Material Adverse Effect, Receiver covenants and agrees with Purchaser as follows:

6.1.1.   The Purchased Assets will be used, preserved and maintained in the Ordinary Course of Business, as the Purchased Assets are on the date of this Agreement, ordinary wear and tear and damage by casualty excepted. Without the prior written approval of Purchaser, Receiver will not materially encumber any of the Purchased Assets or make any material commitments relating to the Purchased Assets extending beyond the date of Closing, including, without limitation: (i) incurring any material obligations or liabilities, whether fixed or contingent; (ii) entering into any material contract, lease or other agreement; (iii) modifying or terminating any existing material contract, lease or other agreement; (iv) waiving any rights of material value to Debtors, including by agreeing to a material discount on the sale price of any Inventory or Products, or on the amount of any accounts receivable of any Debtor; (v) paying any material obligation or liability, whether fixed or contingent, other than current liabilities or those contemplated by this Agreement to be paid prior to Closing; or (vi) entering into any other transaction or arrangement which individually or in the aggregate with other transactions or arrangements would be material to Debtors.

6.1.2.   Receiver will not cancel, lose or diminish the insurance now in effect on the Purchased Assets.

6.1.3.   Receiver will not cause Debtors to violate in any material respects any statutes, laws, ordinances, rules, or regulations applicable to Debtors in the Ordinary Course of Business or otherwise.

6.2.   Confidentiality; Non-Competition; Non-Solicitation.

6.2.1.   Confidentiality. From and after the Closing, Debtor shall not directly or indirectly, disclose or use at any time (and shall cause their respective Affiliates and Representatives not to use or disclose) any Confidential Information (whether or not such information is or was developed by Receiver or any Debtor), except to the extent that such disclosure or use is directly related to and required by the performance of Receiver's duties to Purchaser or as required by Law (including in connection with the Receivership Action) or as otherwise provided hereunder. In the event Debtor is required by Law to disclose any Confidential Information, such Debtor shall promptly notify Purchaser in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate, at Purchaser's sole cost and expense, with Purchaser's reasonable requests to preserve the confidentiality of such Confidential Information consistent with applicable Law; provided, that, to the any Debtor is required to make a disclosure hereunder as required by applicable Law, such Debtor shall (i) disclose only that portion of such Confidential Information which such Debtor is advised by its counsel in writing that it is legally required to disclose and (ii) use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such Confidential Information. For purposes of this Agreement, "Confidential Information" means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as "confidential"), in any form or medium, that relates to the Business or its suppliers, distributors, customers, independent contractors or other business relations. Confidential Information includes the following as they relate to the Business and, in each case, to the extent the Business obtains a commercial benefit from the secret nature of such information: internal business information (including information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures, accounting and business methods and potential acquisition candidates); identities of, individual requirements of, and specific contractual arrangements with, the Business's suppliers, distributors, customers, independent contractors or other business relations and their confidential information; trade secrets, know-how, compilations of data and analyses, techniques, systems, formulae, research, records, reports, manuals, documentation, models, data and data bases relating thereto; and inventions, innovations, improvements, developments, methods, designs, analyses, drawings, and reports. Notwithstanding the foregoing, Confidential Information does not include such information which: (i) at the time of disclosure is publicly available or thereafter becomes publicly available through no act or omission of Debtor in violation of this Section 6.2.1; (ii) is thereafter disclosed or furnished to Debtor by a third party who is not known by Debtor to have acquired the information under an obligation of confidentiality; (iii) is independently developed by Debtor without the use of or reference to Confidential Information after the Closing Date; or (iv) is disclosed by Debtor (subject to compliance with the applicable provisions of this Section 6.2.1) under compulsion of applicable Law. Confidential Information shall not include information required to be included by Receiver or Debtor in pleadings filed in the Receivership Action. For the avoidance of doubt, Confidential Information shall not include information that is required to be disclosed by Receiver or Debtors in relation to orders entered in the Receivership Action.

6.2.2.   Non-Competition.

(a)   Each Debtor is familiar with the trade secrets related to the Business and with other Confidential Information concerning the Business, including all (A) inventions, technology and research and development related to the Business, (B) customers and clients and customer and client lists (and prospective customers and prospective clients) related to the Business, (C) products (including products under development) and services related to the Business and related costs and pricing structures and manufacturing techniques, (D) accounting and business methods and practices related to the Business and (E) similar and related confidential information and trade secrets related to the Business. Debtor acknowledges and agrees that the Business would be irreparably damaged if any Debtor were to directly or indirectly provide services to any Person competing with the Business or engaging in a similar business and that such direct or indirect competition by any Debtor would result in a significant loss of goodwill by the Business.

(b)   In further consideration for the Purchaser's payment of the Purchase Price under this Agreement (in respect of which payment Debtors expressly acknowledge that each derives a substantial and direct benefit), and in order to protect the value of the Business acquired by the Purchaser hereunder (including the goodwill inherent in the Business as of the Closing Date), Receiver, on behalf of each Debtor (but not on behalf of Receiver), hereby agrees that during the period commencing on the Closing Date and ending on the five (5) year anniversary of the Closing Date (the "Non-Competition Period"), no Debtor shall acquire or hold any economic or financial interest in, act as a partner, member, stockholder, or Representative of, render any services to, or otherwise operate or hold an interest in any Person (other than Purchaser) having any location in the world which entity, enterprise or other Person primarily engages in, or engages in the management or operation of any Person that primarily engages in any business that competes with the Business; provided, however, that nothing contained herein shall be construed to prohibit Debtor from purchasing (1) up to an aggregate of one percent (1%) of any class of the outstanding voting securities of a publicly traded corporation (but only if such investment is held on a purely passive basis) or (2) any securities of Purchaser or any of its Affiliates.

6.2.3.   Non-Solicitation; Non-Disparagement. During the period commencing on the Closing Date and ending on the five (5) year anniversary of the Closing Date (the "Non-Solicitation Period"), no Debtor shall, directly or indirectly, either individually or acting in concert with another Person or Persons:

(a)   request, induce or attempt to influence any distributor, supplier, vendor, sales representative or customer of goods or services of the Business to curtail, cancel or refrain from maintaining or increasing the amount or type of business such distributor, supplier or customer of goods or services is currently transacting, or may be transacting during the Non-Solicitation Period, with the Business or modify its pricing or other terms of sale with the Business;

(b)   solicit or induce any individual who is or was an employee of any Debtor or Purchaser to terminate his or her employment or offer employment to or hire or otherwise engage any such individual, whether as an independent contractor, consultant or otherwise;

(c)   influence or attempt to influence any Person who is an employee of the Business during the Non-Solicitation Period to terminate his or her employment with Purchaser; or

(d)   make any negative, derogatory or disparaging statements or communications regarding Purchaser, the Business, or the Affiliates or Representatives of Purchaser.

6.2.4.   Severability. Notwithstanding anything to the contrary in this Agreement, if at any time, in any judicial or arbitration proceeding, any of the restrictions stated in this Section 6.2 are found by a final order of a court of competent jurisdiction or arbitrator to be unreasonable or otherwise unenforceable under circumstances then existing, the Parties each agree that the period, scope or geographical area, as the case may be, shall be reduced to the extent necessary to enable the court to enforce the restrictions to the extent such provisions are allowable under applicable Law, giving effect to the agreement and intent of the Parties that the restrictions contained herein shall be effective to the fullest extent permissible. Debtor agrees that the restrictions contained in this Agreement are reasonable in all respects and necessary to protect Purchaser's interest in, and the value of, the Business.

6.2.5.   Specific Performance; Injunctive Relief. Receiver acknowledges and agrees that in the event of a breach by Debtor of any of the provisions of this Section 6.2, Purchaser would suffer irreparable harm, no adequate remedy at law would exist for Purchaser, and damages would be difficult to determine. Consequently, in the event of any such breach, Purchaser or its successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of law or equity of competent jurisdiction for specific performance or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof, in each case without the requirement of posting a bond or proving actual damages.

6.2.6.   Tolling of Non-Competition Period and Non-Solicitation Period. The Non-Competition Period and the Non-Solicitation Period shall automatically be extended for any period of time during which Debtor is not in compliance with the covenants and agreements set forth in this Section 6.2.

6.3.   Additional Covenants and Agreements of Receiver . From the date of this Agreement until Closing, Receiver further covenants and agrees with Purchaser as follows:

6.3.1.   Receiver will use its commercially reasonable efforts to obtain as promptly as practicable the satisfaction of the conditions to Closing described in this Agreement and any necessary consents or waivers under or amendments to agreements by which Debtors are bound; provided that, notwithstanding anything in this Agreement to the contrary, in no event shall Receiver be obligated to pay any amounts to or for any third party in connection therewith.

6.3.2.   Receiver will promptly supplement or amend the Schedules with respect to any matter hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in any Schedule, and will promptly notify Purchaser of any breach of any of Receiver's representations, warranties or covenants contained in this Agreement. Each such supplement or amendment to the Schedules shall be deemed to cure any inaccuracy of any representation or warranty made in this Agreement to the extent not constituting a material change to such Schedule as provided on or before the date of this Agreement. Purchaser shall have the sole right to supplement or amend Schedule 1.1.6(b), Schedule 1.2, or Schedule 3.1 and no supplement or amendment to Schedule 11.8.6 shall be effective without Purchaser's written consent.

6.3.3.   Purchaser and its counsel, accountants and other representatives in connection with this Transaction shall have full access during normal business hours to all properties and other assets, books, accounts, records, Contracts and other documentation of, or relating to, the Business, including, after entry of the Sale Order, all Contracts and other documentation that constitute Purchased Assets in unredacted form. Receiver shall promptly furnish or cause to be furnished to Purchaser, or the representatives of Purchaser hereunder, all data, documentation, processes and other information concerning the business, finances and properties of the Business that may reasonably be requested.

6.3.4.   At Purchaser's request, Receiver shall, at Purchaser's expense, cooperate with Purchaser with respect to preparation for, and commencement of, the audits of the financial statements of the Debtors for the calendar year 2017 and 2018 interim financial statements of all Debtors and their Affiliates.

6.3.5.   If reasonably requested by Purchaser, whether before or after the Closing, Receiver shall promptly file all required motions and other pleadings with the Court and obtain a Final Order from the Court, in form and substance reasonably satisfactory to Purchaser, authorizing the assumption and assignment to Purchaser of any Assigned Contract designed by Purchaser.

6.3.6.   Receiver agrees that Purchaser may engage in discussions with current or former employees of any Debtor with respect to Purchaser's potential hiring and employment of such current or former employees on or after the Closing, at such reasonable times and manner as Receiver authorizes.

6.3.7.   If Receiver executes and closes one or more Competing Bids (as defined below) with any Person other than Purchaser as to any of the Purchased Assets, Receiver shall pay to Purchaser, from the proceeds at Closing of any such Competing Bid, the amount of Seven Hundred Forty-Seven Thousand Five Hundred Dollars and No Cents ($747,500.00) as a break-up fee (the "Approved Break-Up Fee"). Receiver represents and warrants to Purchaser that payment of the Approved Break-Up Fee has been approved by the Court pursuant to the Bid Procedures Order (as defined below) and consented to by CIBC Bank USA f/k/a The PrivateBank and Trust Company (the "Lender").

6.4.   Covenants and Agreements of Purchaser . From the date of this Agreement until Closing, Purchaser covenants and agrees with Receiver as follows:

6.4.1.   Purchaser will use its commercially reasonable efforts, and will execute and deliver any documents and instruments that may reasonably be required to assist Receiver in obtaining any necessary consents or waivers under or amendments to agreements by which Debtors are bound and which are conditions to Closing described in this Agreement; provided, however, that, notwithstanding anything in this Agreement to the contrary, Purchaser shall not be obligated hereunder to execute any guaranty, assumption of liability or other document or instrument requiring Purchaser to assume obligations, or pay any amounts to or for any third party in connection therewith, not expressly provided for in or contemplated by this Agreement.

6.4.2.   Promptly after the date of this Agreement, and in any event within the applicable time period prescribed by statute or regulations, Purchaser will make all filings and notifications required by Law to be made by it in connection with the Transaction. Purchaser will cooperate with Receiver and its representatives (a) with respect to all filings and notifications Receiver or Debtors elect to make or is required to make in connection with the Transaction, (b) in identifying and obtaining any governmental authorizations required by Purchaser to own and operate the Business from and after the Closing Date, and (c) in obtaining all consents identified in Schedule 5.1.

6.5.   Court Approval and Competing Bids .

6.5.1.   On August 23, 2018, Receiver filed a motion (the "Sale Motion") in the Receivership Action (Docket No. 40), requesting that the Court enter the Sale Order (as defined below) in accordance with the Receivership Order and applicable law. Receiver will provide Purchaser with a reasonable opportunity to review and comment upon the Sale Order prior to the filing thereof with the Court.

6.5.2.   Purchaser acknowledges that this Agreement is expressly subject to all terms and conditions contained in the Court's order (1) Scheduling a Hearing on Sale of Assets, (2) Approving Bidding Procedures for Such Sale, (3) Approving the Form and Manner of Notice in Connection With Such Sale, and (4) Authorizing Receiver to Grant Buyer Protections (the "Bid Procedures Order") (Docket No. 50) and the sale procedures attached as Exhibit 1 thereto (the "Sale Procedures"). Without limiting the generality of the foregoing, Purchaser acknowledges that (a) this Agreement (and Receiver's obligations hereunder) are subject in all respects to approval by the Court, (b) Receiver may consider higher or better competing bids with respect to any transaction (or series of transactions) involving the direct or indirect sale, lease, transfer or other disposition of any assets of Debtors to a purchaser or purchasers other than Purchaser (each, a "Competing Bid"), and (c) nothing contained in this Agreement shall be construed to prohibit Receiver from soliciting, considering, negotiating, agreeing to, or otherwise taking action in furtherance of any Competing Bid. Receiver acknowledges and agrees that Purchaser shall be treated as the "Stalking Horse Bidder," that this Agreement shall be the "Stalking Horse Agreement" and constitutes a "Qualified Bid," and that Purchaser is a "Qualified Bidder," as each of those terms are defined and used in the Bid Procedures Order and the Sale Procedures. As Stalking Horse Bidder, Receiver acknowledges and agrees that Purchaser shall be entitled to credit bid the amount of its Approved Break-Up Fee if an auction ("Auction") is held and if Purchaser chooses to make a further bid at such Auction.

6.6.   Books and Records . Purchaser shall make available to Receiver, at Receiver's sole expense, copies of all books, files, documents and records included as part of the Purchased Assets as Receiver may reasonably request for a period of eighteen (18) months post-Closing.

SECTION 7   CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS.

The obligation of Purchaser to consummate the Transaction pursuant to this Agreement is subject to the satisfaction, prior to or at Closing, of each of the following conditions:

7.1.   Representations and Warranties; Performance . Each of the representations and warranties made herein by Receiver will be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" or similar qualifications) as of the Closing Date, as if made as of such time (except to the extent that such representations and warranties expressly speak as of another date, in which case such representations and warranties shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect; Receiver will have materially performed and complied with all agreements, covenants, and conditions required by this Agreement to be performed and complied with by it prior to the Closing; and Purchaser will have received, at the Closing, a certificate of Receiver, signed by an authorized officer, certifying as to the foregoing.

7.2.   Court Approval .

7.2.1.   Sale Order. The Bid Procedures Order shall not have been modified, amended, or superseded without Purchaser's prior written consent, and the Court shall have entered an order, in form and substance acceptable to Receiver and Purchaser and in accordance with the Receivership Order and applicable law, (i) approving this Agreement and the Transaction; and (ii) approving the sale and transfer of the Purchased Assets to Purchaser free and clear of all Encumbrances, except for Permitted Encumbrances, with the Encumbrances to attach to the sale proceeds in the same priority as of the Closing (the "Sale Order"), and such Sale Order shall have become a Final Order, unless the Final Order condition is waived in writing by Purchaser in its sole discretion.

7.2.2.   No Stays or Injunctions. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law that is in effect on the Closing Date and which prohibits consummation of the Closing, and no stay of the Sale Order has been entered.

7.3.   Consents to the Transactions . Prior to Closing, Receiver (in consultation with Purchaser) shall obtain written consents to consummation of this Agreement and the Transaction, and to the sale and transfer of the Purchased Assets to Purchaser free and clear of all Encumbrances, in form and substance reasonably satisfactory to Purchaser, from (a) Lender and (b) all other holders of any lien, security interest, deed of trust, mortgage, or other Encumbrances (other than Permitted Encumbrances and Encumbrances paid in full at or prior to Closing) against any of the Purchased Assets. Prior to Closing, Receiver (in consultation with Purchaser), shall use commercially reasonable efforts to obtain all other necessary consents, waivers, and agreements to the consummation of the Transaction or otherwise pertaining to the matters covered by this Agreement; provided, that notwithstanding anything in this Agreement to the contrary, in no event shall Receiver be obligated to pay any amounts to or for any third party in connection with Receiver's obligations in this sentence.

7.4.   Receivership Action/Bankruptcy . The Receivership Action shall remain pending and unstayed, no petition under the United States Bankruptcy Code shall have been filed by or against any of the Debtors, and no receivership, insolvency, administration, bankruptcy, or similar Proceeding shall have been commenced by or against any Subsidiary of any Debtor.

7.5.   Consents to Assignment of Assigned Contracts . Receiver (in consultation with Purchaser) shall have obtained executed written consents to assignment to Purchaser, each in form and substance reasonably satisfactory to Purchaser, of up to five (5) Assigned Contracts designated by Purchaser and communicated confidentially to Receiver within five (5) Business Days after Purchaser has been provided unredacted copies of all Material Contracts in the Data Room as of September 5, 2018, from each counterparty to such Assigned Contracts, including a waiver and release of any termination or other contract rights based upon or related to the commencement of the Receivership Action, the fact of the Debtors having been placed in receivership, or the financial condition or insolvency of any of the Debtors.

7.6.   Satisfaction of Tax and Other Liens . Purchaser shall have been provided documentation or other evidence reasonably satisfactory to Purchaser that all real property taxes, personal property taxes, employment taxes, Tax liens, security interests, and other Encumbrances on or against the Purchased Assets (other than Permitted Encumbrances) have been paid or satisfied prior to the Closing or will be paid or satisfied at the Closing in accordance with Section 2.2.2 and Section 9.2.2.

7.7.   No Material Adverse Effect . From the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

SECTION 8   CONDITIONS PRECEDENT TO RECEIVER'S OBLIGATIONS.

The obligation of Receiver to consummate the Transaction pursuant to this Agreement is subject to the satisfaction, prior to or at Closing, of each of the following conditions:

8.1.   Representations and Warranties; Performance . Each of the representations and warranties made herein by Purchaser will be true and correct in all material respects as of the Closing with the same effect as though made at that time except for changes contemplated, permitted or required by this Agreement; Purchaser will have materially performed and complied with all agreements, covenants, and conditions required by this Agreement to be performed and complied with by it prior to the Closing; and Receiver will have received, at the Closing, a certificate of Purchaser, signed by an authorized officer of Purchaser, stating that each of the representations and warranties made herein by Purchaser is true and correct in all material respects as of the Closing except for changes contemplated, permitted, or required by this Agreement and that Purchaser has materially performed and complied with all agreements, covenants, and conditions required by this Agreement to be performed and complied with by it prior to the Closing.

8.2.   Consents to the Transactions . All necessary consents, waivers and agreements to the consummation of Transaction, or otherwise pertaining to the matters covered by it, as set forth on Schedule 5.1, will have been obtained by Purchaser and delivered to Receiver.

8.3.   Court Approval . The Court shall have entered the Sale Order.

SECTION 9   CLOSING.

9.1.   Time, Place and Manner of Closing . Unless this Agreement has been terminated according to Section 10 hereof, and provided that the conditions to the Closing set forth in Section 7 and Section 8 are satisfied or waived, the closing of the Transaction will be held at the offices of Bryan Cave Leighton Paisner LLP at 161 N. Clark Street, Suite 4300, Chicago, IL 60601 at 10:00 a.m. prevailing local time on the second (2nd) Business Day after the satisfaction or waiver of all the conditions set forth in Section 7 and Section 8 (or as soon thereafter as practicable after the satisfaction or waiver of all such conditions), other than conditions that, by their nature, will be satisfied at the Closing, but in any event not later than thirty-one (31) days following the entry of the Sale Order ("Closing" or "Closing Date"). At the Closing, Receiver shall deliver to Purchaser such bills of sale, assignments, deeds, consents, endorsements, drafts or other instruments requested by Purchaser and acceptable to Receiver that are reasonably necessary to vest in Purchaser title to the Purchased Assets in accordance with the terms of this Agreement. At the Closing, Purchaser shall execute such documents identified in the previous sentence to which Purchaser is properly a party and shall deliver to Receiver the Purchase Price in accordance with Section 2.

9.2.   Certain Transaction Costs . At the Closing:

9.2.1.   Transfer Taxes. Purchaser and Receiver shall each pay one-half (1/2) all documentary Taxes or transfer Taxes which become due through the execution, delivery or recordation of the deeds, vehicle titles, and any other instruments of conveyance required to be executed or delivered by Receiver under this Agreement and, to the extent Receiver fails to pay its one-half share, Purchaser shall be reimbursed in full by the Indemnification Escrow Agent as a claim under the Indemnification Escrow and Escrow Agreement without regard to any Indemnity Threshold (as defined below).

9.2.2.   Proration of Taxes and Charges. All Property Taxes, all public utility charges, rents, and like charges (which are not terminated and paid as of Closing by Receiver), if any, relating to the Real Property included in the Purchased Assets shall be prorated as of the Closing in accordance with regular accounting procedure. Settlement at Closing will be made on proration of estimates of such taxes and charges. If, as the result of such proration at Closing, a net balance is owed by Receiver to Purchaser, or by Purchaser to Receiver, the amount thereof shall be paid to such Party at or within thirty (30) days after receipt of the next succeeding payment notice.

9.3.   Deliveries at Closing by Receiver . At Closing, Receiver shall furnish and deliver to Purchaser the following:

9.3.1.   a bill of sale, in form and substance reasonably acceptable to Purchaser, duly executed by Receiver;

9.3.2.   an assignment and assumption agreement for the Assigned Contracts, if any, in form and substance reasonably acceptable to Purchaser (the "Assignment and Assumption Agreement"), duly executed by Receiver;

9.3.3.   an assignment and assumption agreement for any leases with respect to Leased Real Property that are Assigned Contracts, in form and substance reasonably acceptable to Purchaser (the "Assignment and Assumption of Leases"), duly executed by Receiver;

9.3.4.   an assignment agreement for Intellectual Property, in form and substance reasonably acceptable to Purchaser (the "Intellectual Property Assignment"), duly executed by Receiver;

9.3.5.   the Escrow Agreement, duly executed by Receiver;

9.3.6.   a non-foreign certification executed by Receiver in form and substance reasonably satisfactory to Purchaser and that satisfies the requirements of Treasury Regulation §  1.1445-2(b)(2);

9.3.7.   a certificate, dated as of the Closing Date and signed by Receiver, certifying that each of the conditions set forth in Section 7.1 through Section 7.7 have been satisfied; and

9.3.8.   all other certificates, instruments and documents required to be delivered by Receiver pursuant to this Agreement or any of the Ancillary Documents.

9.4.   Deliveries at Closing by Purchaser . At Closing, Purchaser shall furnish and deliver to Receiver the following:

9.4.1.   the Closing Payment, by wire transfer of immediately available funds to an account designated in writing by Receiver;

9.4.2.   the Assignment and Assumption Agreement, duly executed by Purchaser;

9.4.3.   the Assignment and Assumption of Leases, duly executed by Purchaser;

9.4.4.   the Intellectual Property Assignment, duly executed by Purchaser;

9.4.5.   the Escrow Agreement, duly executed by Purchaser;

9.4.6.   a certificate, dated as of the Closing Date and signed by Purchaser, certifying that each of the conditions set forth in Section 8.1 through Section 8.3 have been satisfied; and

9.4.7.   all other certificates, instruments and documents required to be delivered by Purchaser pursuant to this Agreement or any of the Ancillary Documents.

9.5.   Consummation of Closing . All acts, deliveries, and confirmations comprising the Closing regardless of chronological sequence shall be deemed to occur contemporaneously and simultaneously upon the occurrence of the last act, delivery, or confirmation of the Closing and none of such acts, deliveries, or confirmations shall be effective unless and until the last of the same shall have occurred. Regardless of when the last act, delivery, or confirmation of the Closing shall take place, however, the transfer of the Purchased Assets shall be deemed to occur as of the start of business on the date of the Closing.

SECTION 10   TERMINATION OF AGREEMENT.

10.1.   Termination Events . By written notice given prior to the Closing, this Agreement may be terminated as follows:

(a)   by mutual written agreement of Purchaser and Receiver;

(b)   by Receiver in the event the Closing has not occurred (other than through failure of Receiver to comply fully with its obligations under this Agreement) on or before October 31, 2018 (the "Termination Date");

(c)   by Purchaser in the event the Closing has not occurred (other than through failure of Purchaser to comply fully with its obligations under this Agreement) on or before the Termination Date;

(d)   by Purchaser if Receiver accepts a Competing Bid from a third party for the purchase of all or part of the Purchased Assets and by Receiver if a transaction with respect to such Competing Bid is thereafter consummated, in which case Receiver shall pay Purchaser the Approved Break-Up Fee within one (1) Business Day after consummation of such Competing Bid from the proceeds of such transaction;

(e)   by Purchaser, if any condition to the obligations of Purchaser set forth in Section 7.1 through Section 7.7 shall have become incapable of fulfillment other than as a result of a breach by Purchaser of any covenant or agreement contained in this Agreement, and such condition is not waived in writing by Purchaser; or

(f)   by the non-breaching Party, if there shall be a material breach by the other Party of any representation or warranty, or any covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 7.1 through Section 7.7, and which breach has not been waived by the non-breaching Party and has not been cured by the earlier of (i) five (5) Business Days after the giving of written notice by the non-breaching Party to the breaching Party of such breach and (ii) the Termination Date.

10.2.   Effect of Termination . Each Party's right of termination according to Section 10.1 of this Agreement is in addition to any other right it may have under this Agreement or otherwise, and the exercise of a Party's right of termination will not constitute an election of remedies. If this Agreement is terminated according to Section 10.1, this Agreement will be of no further force or effect other than the requirement under Section 10.1(d) for the Receiver to pay the Approved Break-Up Fee and the disposition of the Cash Deposit pursuant to Section 2.2; provided, however, that (i) this Section 10.2 will survive the termination of this Agreement and will remain in full force and effect, and (ii) the termination of this Agreement will not relieve any Party from any liability for any breach of this Agreement occurring prior to termination.

10.3.   Termination Procedure . Any Party desiring to exercise its right to terminate this Agreement shall deliver to the other Party written notice of termination stating with a reasonable degree of specificity the reason relied upon for such termination.

10.4.   Remedies Cumulative . The rights and remedies of the Parties are cumulative and not alternative.

SECTION 11   INDEMNIFICATION

11.1.   Indemnification by Receiver . Subject to this Section 11 and consummation of the Closing, Receiver shall, to the extent permitted by law, indemnify, defend and hold harmless Purchaser and Purchaser's officers, directors, trustees, members, employees, agents, Representatives and Affiliates (each, a "Purchaser Indemnified Party") against and in respect of any and all losses, costs, expenses (including, without limitation, costs of investigation and defense and attorneys' fees), claims, damages, obligations, liabilities or diminutions in value, whether or not involving a third party claim (collectively, "Losses"), (a) resulting from any Liability, obligation, duty or contingency of Receiver or Debtors, whether arising before, on or after the Closing Date, except for the Assumed Liabilities, or, without limiting the immediately preceding clause, (b) arising out of, based upon or otherwise in respect of: (i) any inaccuracy in or breach of any representation or warranty of Receiver made in or under this Agreement or any of the Schedules attached hereto, or in any of the certificates or other instruments or documents furnished to Purchaser by Receiver pursuant to this Agreement (determined in each case without regard to any qualification with respect to materiality, Material Adverse Effect or similar qualification), except to the extent that Purchaser had actual knowledge at the time of the execution of this Agreement that a representation or warranty was inaccurate or had been breached by Receiver; (ii) any nonfulfillment or breach of any covenant or agreement by Receiver under this Agreement or any of the Schedules attached hereto; (iii) any Liability or obligation of Receiver or Debtors which is an Excluded Liability; (iv) the ownership of any of the Excluded Assets by Receiver or Debtors after the Closing Date; and (v) any challenge made to the Transaction, including without limitation, any claims or causes of action under theories of fraudulent or voidable transfer or successor liability.

PURCHASER ACKNOWLEDGES THAT RECEIVER WAS APPOINTED BY THE COURT FOR THE LIMITED PURPOSES OF, AMONG OTHER THINGS, (A) TAKING POSSESSION, CUSTODY AND CONTROL OF ALL OF DEBTORS' BUSINESS OPERATIONS, ASSETS, AND PROPERTY, AND (B) MARKETING AND SELLING DEBTORS' BUSINESS OPERATIONS, ASSETS, AND PROPERTY, ALL SUBJECT TO THE CONDITIONS CONTAINED IN THE RECEIVERSHIP ORDER. AS A RESULT OF THIS LIMITED ROLE, RECEIVER WOULD NOT BE ENTERING INTO THIS AGREEMENT AND AGREEING TO PERFORM UNDER THIS AGREEMENT WITHOUT THE UNDERSTANDING THAT ITS LIABILITY ARISING OUT OF OR RELATING TO CLAIMS OF PURCHASER INDEMNIFIED PARTIES SHALL BE STRICTLY LIMITED AS PROVIDED IN THIS PARAGRAPH. IN CONNECTION THEREWITH, AND NOTWITHSTANDING ANYTHING CONTAINED IN THIS SECTION 11 OR OTHERWISE IN THIS AGREEMENT TO THE CONTRARY, THE SOLE REMEDY OF ANY PURCHASER INDEMNIFIED PARTY AGAINST RECEIVER FOR DAMAGES OR LOSSES UNDER THIS AGREEMENT, ANY ANCILLARY DOCUMENT OR OTHERWISE WITH

RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (OTHER THAN NON-MONETARY RELIEF SUCH AS INJUNCTIVE OR OTHER EQUITABLE RELIEF), INCLUDING, WITHOUT LIMITATION, COSTS OF INVESTIGATION AND DEFENSE AND ATTORNEYS' FEES, SHALL BE A TIMELY CLAIM BY PURCHASER AGAINST THE INDEMNIFICATION ESCROW PURSUANT TO THE ESCROW AGREEMENT.

11.2.   Indemnification by Purchaser . Subject to this Section 11 and consummation of the Closing, Purchaser shall indemnify, defend and hold harmless Receiver, Receiver's present, former, and future officers, directors, trustees, members, employees, agents, Representatives and Affiliates (each a, "Receiver Indemnified Party"), against and in respect of any and all Losses arising out of, based upon or otherwise in respect of: (a) any inaccuracy in or breach of any representation or warranty of Purchaser made in or under this Agreement or any of the Schedules attached hereto, or in any of the certificates or other instruments or documents furnished to Receiver by Purchaser pursuant to this Agreement; (b) any nonfulfillment or breach of any covenant or agreement by Purchaser under this Agreement or any of the Schedules attached hereto; and (c) any of the Assumed Liabilities pursuant to this Agreement.

NOTWITHSTANDING ANYTHING CONTAINED IN THIS SECTION 11 OR OTHERWISE IN THIS AGREEMENT TO THE CONTRARY, THE SOLE REMEDY OF ANY RECEIVER INDEMNIFIED PARTY AGAINST PURCHASER FOR DAMAGES OR LOSSES UNDER THIS AGREEMENT, ANY ANCILLARY DOCUMENT OR OTHERWISE WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (OTHER THAN NON-MONETARY RELIEF SUCH AS INJUNCTIVE OR OTHER EQUITABLE RELIEF), INCLUDING, WITHOUT LIMITATION, COSTS OF INVESTIGATION AND DEFENSE AND ATTORNEYS' FEES, SHALL BE A TIMELY CLAIM BY RECEIVER AGAINST THE INDEMNIFICATION ESCROW PURSUANT TO THE ESCROW AGREEMENT.

11.3.   Third Party Claims .

11.3.1.   Within forty five (45) days after receipt by an indemnified party of written notice of the commencement of any Proceeding against it to which the indemnification in this Section 11 relates, such indemnified party shall, if a claim is to be made against an indemnifying party under this Section 11, give notice to the indemnifying party of the commencement of such Proceeding.

11.3.2.   If any Proceeding referred to in Section 11.3.1. above is brought against a Receiver Indemnified Party and it gives notice to Purchaser of the commencement of such Proceeding, Purchaser will be entitled to participate in such Proceeding and, to the extent that it wishes, assume the defense of such Proceeding with counsel reasonably satisfactory to such Receiver Indemnified Party and, after notice from Purchaser to such Receiver Indemnified Party of its election to assume the defense of such Proceeding, Purchaser will not, as long as it diligently conducts such defense, be liable to such Receiver Indemnified Party under this Section 11 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by such Receiver Indemnified Party in connection with the defense of such Proceeding subject to the limitations contained in this Agreement, other than reasonable costs of investigation. If Purchaser assumes the defense of a

Proceeding, (A) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification; and (B) no compromise or settlement of such claims may be effected by Purchaser without such Receiver Indemnified Party's consent unless (1) there is no finding or admission of any violation of law by such Receiver Indemnified Party (or any Affiliate thereof) or any violation of the rights of any Person and no effect on any other claims that may be made against such Receiver Indemnified Party, and (2) the sole relief provided is monetary damages that are paid in full by Purchaser. Such Receiver Indemnified Party will have no liability with respect to any compromise or settlement of the claims underlying such Proceeding effected without its consent. If notice is given to Purchaser by a Receiver Indemnified Party of the commencement of any Proceeding for which such Receiver Indemnified Party seeks indemnification hereunder and Purchaser does not, within ten (10) days after such notice is received, give notice to such Receiver Indemnified Party of Purchaser's election to assume the defense of such Proceeding, Purchaser will be bound by any determination made in such Proceeding or any compromise or settlement effected by such Receiver Indemnified Party.

11.3.3.   If any Proceeding referred to in Section 11.3.1. above is brought against a Purchaser Indemnified Party, Receiver shall be entitled to participate in such Proceeding at its own expense. However, such Purchaser Indemnified Party shall, in all respects, control the defense and settlement of such Proceeding and Receiver shall be liable for all fees and expenses incurred by such Purchaser Indemnified Party and for any liability established by any order of a Governmental Authority of competent jurisdiction and for any liability established by any settlement or compromise agreed to by such Purchaser Indemnified Party, in the exercise of its reasonable discretion.

11.4.   Other Claims . A claim for any matter not involving a third party claim may be asserted by prompt written notice to the Party from whom indemnification is sought; provided, that the failure to give such prompt written notice shall not relieve the indemnifying party of its indemnification obligations, except and only to the extent that the indemnifying party is materially prejudiced by such failure. Such notice by the party seeking indemnification shall describe the claim in reasonable detail, shall include copies of written evidence thereof, and shall indicate the estimated amount, if reasonably practicable, of the Losses sustained by the party seeking indemnification.

11.5.   Receiver Indemnification Claim Period . No claim for indemnification pursuant to Section 11.1 or otherwise arising under or relating to this Agreement or the Ancillary Documents shall be made unless a claim arises and written notice pursuant to Section 11.3 or Section 11.4 is delivered to Receiver on or before the first (1st) anniversary of the Closing Date (the "Claims Close Date") and the indemnity with respect thereto shall survive the Claims Close Date if valid notice of the inaccuracy or breach or potential inaccuracy or breach thereof giving rise to such right or alleged right of indemnity shall have been given to Receiver against whom such indemnity may be sought prior to the Claims Close Date. For the avoidance of doubt, nothing herein is intended to limit any rights to equitable relief to which the Purchaser or any Purchaser Indemnified Party may be entitled.

11.6.   Purchaser Indemnification Claim Period . Except as may otherwise expressly be provided in this Agreement and in the absence of fraud or knowing misrepresentation by Purchaser, no claim for indemnification pursuant to Section 11.2 or otherwise arising under or relating to this Agreement or the Ancillary Documents shall be made unless a claim arises and written notice pursuant to Section 11.3 or Section 11.4 is delivered to Purchaser on or before the Claims Close Date. For the avoidance of doubt, nothing herein is intended to limit any rights to equitable relief to which Receiver or any Receiver Indemnified Party may be entitled.

11.7.   Payment from Indemnification Escrow . If a Purchaser Indemnified Party becomes entitled to indemnification from Receiver hereunder, such Purchaser Indemnified Party shall be entitled to receive the amount of Losses in cash from the Indemnification Escrow in accordance with the Escrow Agreement. The Indemnification Escrow shall be the sole and exclusive remedy for Purchaser's indemnification hereunder. For the avoidance of doubt, nothing herein is intended to limit any rights to equitable relief to which Purchaser or any Purchaser Indemnified Party may be entitled.

11.8.   Miscellaneous Indemnification Provisions.

11.8.1.   Except as provided for in Section 6.3.2, disclosures made by Receiver on the Schedules with respect to Section 4 hereto after the date hereof shall not in any manner affect rights to indemnification hereunder based on any such representation, warranty, covenant, or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or compliance with any covenant or obligation, will not affect any right to indemnification based on such representations, warranties, covenants and obligations unless otherwise expressly agreed in writing by the party or parties entitled to the benefit thereto.

11.8.2.   In any litigation over the applicability of the indemnification provisions in this Section 11 or entitlement to the Indemnification Escrow, the prevailing party shall be entitled to receive from the other party its costs and expenses incurred in pursuing such litigation, provided however, that Purchaser or a Purchaser Indemnified Party, and Receiver or a Receiver Indemnified Party, shall be limited to recovery therefor by making a claim against the Indemnification Escrow.

11.8.3.   The provisions for indemnity under Section 11.1(b)(i) shall be effective only when the aggregate amount of all Losses for which indemnification is or has been sought from a Purchaser Indemnified Party under Section 11.1(b)(i) exceeds $150,000 (the "Indemnity Threshold"), at which point a Purchaser Indemnified Party shall be entitled to indemnification for all of the Purchaser Indemnified Party's Losses exceeding the Indemnity Threshold. No Purchaser Indemnified Party shall be entitled to indemnification for Losses with respect to any individual claim unless the Losses associated with such claim exceed $10,000 (and claims not exceeding such amount shall not be counted towards the Indemnity Threshold).

11.8.4.   In any litigation over the applicability of the indemnification provisions in this Section 11 or entitlement to the Indemnification Escrow, the prevailing party shall be entitled to receive from the other party its costs and expenses incurred in pursuing such litigation, provided however, that Purchaser or a Purchaser Indemnified Party, and Receiver or a Receiver Indemnified Party, shall be limited to recovery therefor by making a claim against the Indemnification Escrow.

11.8.5.   A Purchaser Indemnified Party or Receiver Indemnified Party seeking indemnification hereunder shall use commercially reasonable efforts to mitigate the amount of any Losses. Losses indemnifiable hereunder shall be offset to the extent of any insurance or other third party recoveries received by a Purchaser Indemnified Party or Receiver Indemnified Party, as applicable, on or before the Claims Close Date, net of the costs of recovery.

11.8.6.   No Purchaser Indemnified Party shall be entitled to indemnification under Section 11.1(b)(iii) for amounts listed on Schedule 11.8.6 in the form provided on the date of this Agreement to the extent that (i) such amounts are specifically identified on Schedule 11.8.6 as payable with respect to a particular Contract, and (ii) the Contract to which each applicable amount relates is an Assigned Contract.

SECTION 12   FURTHER ASSURANCES.

12.1.   Separate Agreements Executed in Connection with Closing . The Parties shall abide by, and otherwise perform under the terms and conditions of each and every Ancillary Documents and agreement deemed executed and delivered contemporaneously with the Closing.

12.2.   Cooperation of the Parties After Closing . Upon the reasonable request of any Party hereto after the Closing, any other Party will take all action and will execute all documents and instruments and provide any supplemental information and further assurances necessary or desirable to consummate and give effect to the Transaction or to facilitate the transition of the Business to Purchaser; provided, however, that Receiver's obligations under this paragraph shall continue only so long as the Receiver remains the Court-appointed receiver for any Debtor. From and after the Closing, if Receiver or Debtors receive or collect any funds constituting or relating to any accounts receivable or any other Purchased Asset, Receiver shall remit, or cause to be remitted, such funds to Purchaser promptly after its receipt thereof. From and after the Closing, if Purchaser or its Affiliates receives or collects any funds constituting an Excluded Asset, Purchaser or its Affiliates shall remit any such funds to Receiver promptly after its receipt thereof.

12.3.   Payroll . Purchaser will furnish to Receiver such payroll and employee information as Receiver may reasonably require in connection with the preparation or examination of payroll tax returns, workers' compensation reports and audits, and qualified plan administration records.

SECTION 13   DEFINITIONS.

"Affiliate" means, with respect to a specified Person, any other Person which directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the specified Person; provided that such Person shall be deemed an Affiliate for only so long as such control exists. For purposes of this definition and the definition of Related Person, the term "control" includes, without limitation, the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Ancillary Documents" means all other agreements, documents and instruments to be executed and delivered by Purchaser and/or Receiver pursuant to this Agreement.

"Anti-Corruption Laws" means all U.S. and non-U.S. laws relating to the prevention of corruption and bribery, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended.

"Applicable Law" means, with respect to any Person, any Law applicable to such Person or its business, properties or assets.

"Approved Break-Up Fee" has the meaning set forth in Section 6.3.7 of this Agreement.

"Assigned Contracts" has the meaning set forth in Section 1.1.6(b) of this Agreement.

"Assigned Licenses" has the meaning set forth in Section 1.1.6(a) of this Agreement.

"Assignment and Assumption Agreement" has the meaning set forth in Section 9.3.2 of this Agreement.

"Assignment and Assumption of Leases" has the meaning set forth in Section 9.3.3 of this Agreement.

"Assumed Liabilities" has the meaning set forth in Section 1.2 of this Agreement

"Auction" has the meaning set forth in Section 6.5.2 of this Agreement.

"Bid Procedures Order" has the meaning set forth in Section 6.5.2 of this Agreement.

"Business" has the meaning set forth in the recitals of this Agreement.

"Business Day" means any day of the year, excluding Saturday, Sunday and any other day on which national banks are required or authorized to close in Chicago, Illinois.

"Cash Deposit" has the meaning set forth in Section 2.2.1 of this Agreement.

"Chromatin" has the meaning set forth in the preamble of this Agreement.

"Chromatin Farms" has the meaning set forth in the preamble of this Agreement.

"Claim" means any past, present or future claim, demand, action, request, cause of action, suit, Proceeding or Liability of any kind or nature whatsoever, whether at law or equity, known or unknown, actual or alleged, asserted or not asserted, suspected or not suspected, anticipated or unanticipated, accrued or not accrued, fixed or contingent, which has been or may be asserted by or on behalf of any Person, whether seeking damages (including compensatory, punitive or exemplary damages) or equitable, mandatory, injunctive, or any other type of relief, including cross-claims, counterclaims, third-party claims, suits, lawsuits, administrative proceedings, notices of liability or potential liability, arbitrations, actions, rights, or causes of action or orders.

"Claims Close Date" has the meaning set forth in Section 11.5 of this Agreement.

"Closing" has the meaning set forth in Section 9.1 of this Agreement.

"Closing Date" has the meaning set forth in Section 9.1 of this Agreement.

"Closing Payment" has the meaning set forth in Section 2.2.2 of this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended.

"Competing Bid" has the meaning set forth in Section 6.5.2 of this Agreement.

"Confidential Information" has the meaning set forth in Section 6.2.1 of this Agreement.

"Contracts" means any agreement, lease, or contract, whether written or oral, that has not expired or been terminated (except with respect to a termination based upon or related to the commencement of the Receivership Action, the fact of the Debtors having been placed in receivership, or the financial condition or insolvency of any of the Debtors, which termination has subsequently been rescinded).

"Court" has the meaning set forth in the recitals of this Agreement.

"Cure Amount" means, with respect to any Assigned Contract, the amount the Purchaser and the counterparty to such Assigned Contract agree as a condition to obtaining such counterparty's written consent to such assignment.

"Data Room" means the electronic data room established by Livingstone to which Purchaser has been granted access in connection with the transactions contemplated by this Agreement.

"Debtor Records" has the meaning set forth in Section 1.1.7 of this Agreement.

"Debtors" has the meaning set forth in the preamble of this Agreement.

"Deposit Escrow Agent" has the meaning set forth in Section 2.2.1 of this Agreement.

"Employee Plan" has the meaning set forth in Section 4.15 of this Agreement.

"Encumbrance" means any lien, mortgage, deed of trust, deed to secure debt, pledge, restriction on transfer, proxy and voting or other agreement, claim, charge, security interest, easement, right of way, encroachment, servitude, right of first option, right of first refusal, preemptive right or similar restriction, or other encumbrance, option or defect in title of every type and description, whether imposed by law, agreement, understanding or otherwise. Encumbrance shall expressly exclude the following if granted or imposed pursuant to an Assigned Contract or is otherwise specifically disclosed in writing to Purchaser on one or more Schedules hereto as of the date of this Agreement: (a) rights granted by Debtors to third parties for the use of property currently owned by Debtors; (b) restrictions or conditions imposed upon Debtors' right to use property currently owned by third parties; and (c) restrictions or conditions imposed Debtors' right to acquire title or possession to property currently owned or possessed by third parties.

"Environment" has the meaning set forth in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), 42 U.S.C.  9601, et seq.

"Environmental Condition" means the presence or introduction into the Environment of any Hazardous Materials (and any resulting air, soil, groundwater or surface water contamination without regard to the location to which such resulting contamination has migrated or spread) as a result of which any Debtor has or may become materially liable to any Person in connection with the Business or by reason of which the Purchased Assets may materially suffer.

"Environmental Laws" means all Laws that (i) regulate or relate to the protection or clean-up of the Environment; the use, treatment, generation, storage, transportation, handling, disposal or release of Hazardous Materials; or the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (ii) imposes liability with respect to any of the foregoing, including the CERCLA; the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. Section 2601, et seq.; the Clean Air Act, 42 U.S.C. Section 7401, et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq.; or the Oil Pollution Act of 1990, 33 U.S.C. Section 2701, et seq.

"Equipment" means all "equipment" as that term is defined in the UCC.

"ERISA Affiliate" means a trade or business treated as a single employer with Debtors under Section 414(b) or (c) of the Code.

"Escrow Agreement" has the meaning set forth in Section 2.2.3 of this Agreement.

"Ex-Im Laws" means all U.S. and non-U.S. laws relating to export, re-export, transfer, and import controls, including, without limitation, the Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import laws administered by U.S. Customs and Border Protection.

"Excluded Assets" has the meaning set forth in Section 3.1 of this Agreement.

"Excluded Liabilities" has the meaning set forth in Section 1.2.2 of this Agreement.

"Final Order" means an order, judgment or other decree of any Governmental Authority as to which (a) the operation or effect has not been reversed, stayed, modified or amended, (b) no appeals, motions for reconsideration, petitions seeking the grant of certiorari or, if certiorari has been granted, grants of certiorari are pending, and (c) any and all appeal periods and periods to seek the grant of certiorari have expired.

"Germplasm" has the meaning set forth in the preamble of this Agreement.

"Global Sorghum" has the meaning set forth in the preamble of this Agreement.

"Goods" means any "goods," as that term is defined in the UCC.

"Government Official" means any officer or employee of a Governmental Authority or a foreign government or any department, agency, or instrumentality thereof.

"Governmental Authority" means any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any United States or foreign federal, state or local government, including any governmental authority, agency, department, board, commission or instrumentality of such government or any political subdivision thereof, and any tribunal, court or arbitrator(s) of competent jurisdiction, and shall include the Court.

"Governmental Licenses" has the meaning set forth in Section 4.19 of this Agreement.

"Hazardous Materials" means all "hazardous substances" or "toxic substances" as those terms are defined by the CERCLA.

"Holding" has the meaning set forth in the preamble of this Agreement.

"Indebtedness" means, as of any date, without duplication, the outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any prepayment premiums payable as a result of the consummation of the transactions contemplated by this Agreement) arising under any obligations of the Debtors consisting of (i) indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money or for the deferred purchase price of property or services (other than trade payables and accrued expenses arising in the ordinary course of business), (ii) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, as of such date, or (iii) obligations under any interest rate, currency or other hedging agreements, in each case, as of such date, excluding any undrawn letters of credit. Notwithstanding the foregoing, "Indebtedness" shall not include any obligations under operating leases or capitalized leases.

"Indemnification Escrow Agent" has the meaning set forth in Section 2.2.3 of this Agreement.

"Indemnification Escrow" has the meaning set forth in Section 2.2.3 of this Agreement.

"Indemnity Threshold" has the meaning set forth in Section 11.8.3 of this Agreement.

"Intellectual Property" means, collectively, any and all (i) inventions (whether or not patentable and whether or not reduced to practice), records of inventions, test information, developments, applications, improvements, formulae, concepts, ideas, methods or processes, research property rights and all improvements and modifications to any of the foregoing, (ii) patents, patent rights, patent applications and patent disclosures, together with all reissuances, continuations, continuations in part, revisions, extensions and reexaminations thereof, and all improvements and modifications to any of the foregoing ("Patents"), (iii) trademarks, trademark rights, service marks, service mark rights, trade dress, logos, slogans, trade names, trade name rights, assumed names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith ("Trademarks"), (iv) copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, mask works and all applications, registrations and renewals in connection therewith ("Copyrights"), (v) trade secrets and confidential business information (including ideas, concepts, research and development, know-how, composition information and embodiments, technology, inventions, formulas, compositions, processes and techniques, technical and business data, designs, drawings, specifications, customer, distributor and supplier lists, pricing and cost information and business and marketing plans and proposals) ("Trade Secrets"), (vi) computer software (including source code, executable code, data, databases, and related software program documentation in computer-readable and hard-copy forms) ("Software"), (vii) computer hardware, firmware and applications (including source code, executable code, data, databases, and related programming documentation in computer-readable and hard-copy forms), (viii) web sites, web site domain names, web site sub domains, uniform resource locators and rights in telephone numbers, (ix) advertising and promotional materials, (x) all other proprietary rights, (xi) all germplasm and all marker-assisted and marker-aided selection ("MAS") and breeding know-how and related intellectual property, and all data, data sets, and other information and assets used in or related to the MAS process and other intellectual property and products (and all enhancements, modifications, improvements, developments and next generation products of the foregoing), (xii) all Plant Variety Certificates and Product registrations, and (xiii) copies and tangible embodiments of the foregoing in whatever form or medium, in each case, which are owned, licensed, or used by any Debtor in connection with the Business anywhere in the world.

"Intellectual Property Assignment" has the meaning set forth in Section 9.3.4 of this Agreement.

"Interests" means all (i) Encumbrances, (ii) Claims, (iii) conditional sale or other title retention agreements, (iv) judgments, and (v) rights or options to effect any forfeiture, modification, repurchase, or termination of the interest of Receiver, Debtors, or Purchaser in the Assigned Contracts and/or Purchased Assets, as applicable.

"Inventory" means any "inventory," as that term is defined in the UCC, pertaining to the Products and the Business, including, raw materials and components, work-in-process, growing crops, demonstration Products, finished goods, and other materials, spare parts, components, and supplies, as well as all packaging and labeling inventories, supplies, and materials.

"Knowledge of Receiver" or "Receiver's Knowledge" means the actual knowledge of the following individuals: Sandeep Gupta, Michael Ragano or Jordan Graham.

"Law" means any federal, state or local law (including common law), statute, code, ordinance, rule, regulation or other requirement enacted, promulgated, issued or entered by a Governmental Authority.

"Leased Real Property" has the meaning set forth in Section 4.10.2 of this Agreement.

"Lender" has the meaning set forth in Section 6.3.7 of this Agreement.

"Liabilities" means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise, including obligations and liabilities related to any Claim.

"Losses" has the meaning set forth in Section 11.1 of this Agreement.

"Marathon" has the meaning set forth in the preamble of this Agreement.

"Material" or "material" means having a value, risk of financial loss or loss of use, or other financial impact, individually or in the aggregate, in an amount exceeding Twenty-Five Thousand Dollars ($25,000), or having sufficient importance to affect a decision regarding the matter or issue in question. For the avoidance of doubt, the foregoing definition of "Material" or "material" shall not apply to the phrase "Material Adverse Effect" or "material adverse effect".

"Material Adverse Effect" means (a) any event, change, or matter in respect of the Business that, individually or in the aggregate, results in or would be reasonably expected to result in a material adverse effect on the results of operations, assets or condition (financial or otherwise) of the Business or the Purchased Assets, taken as a whole, excluding any such event, change or matter to the extent resulting solely from the filing of the Receivership Action; or (b) any event, condition or matter, that would have a material adverse effect on the legality, validity or enforceability of this Agreement and the agreements and instruments to be entered into in connection herewith, the consummation of the Transaction, or the realization of the rights and remedies hereunder. For purposes of determining whether any event, change or matter constitutes a "Material Adverse Effect" under this definition, the Parties agree that (x) the analysis of materiality shall not be limited to a long-term perspective, and (y) the announcement, pendency or completion of the transactions contemplated by this Agreement or performance under this Agreement shall not constitute or be the basis for any determination or assertion of the occurrence of a Material Adverse Effect and furthermore that any event, change, or matter arising out of or attributable to the following, shall not constitute a Material Adverse Effect: (i) general economic or political conditions (except where the Business is disproportionately affected); (ii) conditions generally affecting the industries in which the Business operates (except where the Business is disproportionately affected); (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action taken (or omitted to be taken) with the written consent of or at the written request of Purchaser; (vi) any changes in applicable Laws or accounting rules (including GAAP); (vii) any natural or man-made disaster or acts of God; or (x) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded).

"Material Contracts" has the meaning set forth in Section 4.18 of this Agreement.

"NDA Agreement" has the meaning set forth in Section 1.1.6(d) of this Agreement.

"Non-Competition Period" has the meaning set forth in Section 6.2.2(b) of this Agreement.

"Non-Solicitation Period" has the meaning set forth in Section 6.2.3 of this Agreement.

"Ordinary Course of Business" means the ordinary course of Debtors' Business consistent with past practice (including with respect to quantity and frequency).

"Owned Real Property" has the meaning set forth in Section 4.10.1 of this Agreement.

"Parties" has the meaning set forth in the preamble to this Agreement.

"Permits" means all permits, if any, necessary to transfer the Purchased Assets to Purchaser.

"Permitted Encumbrances" means (a) liens relating to Taxes, assessments, fees, levies, duties or other governmental charges of any kind that are not due and payable or that are being contested in good faith in appropriate proceedings, provided, however, that if such contest later results in any liability therefor by Receiver or any Debtor that Purchaser is obligated to pay, Purchaser shall be entitled to be reimbursed in full by the Indemnification Escrow Agent as a claim under the Indemnification Escrow and Escrow Agreement without regard to any Indemnity Threshold, (b) any obligations or duties affecting the Business or any of the Purchased Assets to the extent created by any Governmental Authority under any Permit or Applicable Law, other than Taxes, (c) the Assumed Liabilities, (d) mechanic's, materialmen's, repairmen's and other statutory liens arising in the Ordinary Course of Business and securing obligations incurred prior to Closing, for which Debtors and/or Receiver are and will remain responsible for payment and removal of such liens at or after Closing, provided, however, that if any such lien results in any liability therefor by Purchaser, Purchaser shall be entitled to be reimbursed in full by the Indemnification Escrow Agent as a claim under the Indemnification Escrow and Escrow Agreement without regard to any Indemnity Threshold, (e) the terms, conditions, restrictions, obligations, exceptions, reservations, limitations and other matters contained in any rights of way or documents under which any Debtor obtained any rights of way or other property rights, in each case that do not, and will not, interfere materially with the ownership, use, operation or value of the Purchased Assets, (f) in the case of Real Property, the provisions of any Applicable Law (including but not limited to zoning, entitlement, building and other land use regulations) regulating the use or occupancy of the Real Property or the activities conducted thereon, none of which interfere with the use of the Real Property as currently utilized, (g) the rights of customers of Debtors with respect to inventory under orders or contracts entered into by Debtors or Receiver in the Ordinary Course of Business, (h) all Encumbrances which secure obligations in respect of or otherwise pertain to any Assumed Liabilities, and (i) other Encumbrances that would not, individually or in the aggregate, reasonably be expected to have a material impact on the value of the Purchased Assets.

"Person" means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations and Governmental Authorities, whether or not legal entities.

"Proceeding" means any action, demand, complaint, inquiry, suit, injunction, dispute, arbitration, audit, hearing, investigation, litigation, citation, notice of violation (or similar notice), or suit (whether civil or criminal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority.

"Production Plus Proceeding" means the Proceeding styled Production Seeds Plus, Inc. et al. v. Chromatin, Inc., AAA Cause No. 01-17-0000-2977, together with all subsequent Proceedings related to same.

"Products" means, collectively, all sorghum and sorghum hybrid products and germplasm, and all enhancements, modifications, improvements, developments and next-generation products of the foregoing, any accessories or ancillary products developed by Debtors in connection therewith, and any other product which has been developed and/or marketed by any Debtor, and "Product" means any one of the Products.

"Property Taxes" means all real estate, ad valorem, personal property and any other similar Taxes imposed by any Governmental Authority with respect to the Business or the Purchased Assets.

"Purchase Price" has the meaning set forth in Section 2.1 of this Agreement.

"Purchased Assets" has the meaning set forth in Section 1.1 of this Agreement.

"Purchaser" has the meaning set forth in the preamble of this Agreement.

"Purchaser Indemnified Party" has the meaning set forth in Section 11.1 of this Agreement.

"Real Property" has the meaning set forth in Section 1.1.1 of this Agreement.

"Receiver" has the meaning set forth in the preamble of this Agreement.

"Receiver Indemnified Party" has the meaning set forth in Section 11.2 of this Agreement.

"Receivership Action" has the meaning set forth in the recitals of this Agreement.

"Receivership Order" has the meaning set forth in the recitals of this Agreement.

"Related Person" (i) with respect to a Person who is an individual, means, (a)  any other individual having a relationship with such specified individual (by blood, marriage or adoption) of grandparent, parent, child, grandchild, aunt, uncle, niece, nephew, sister, brother or first cousin (collectively, "Relatives"), (b) any Person that is controlled by such individual or any one or more members of such individual's Relatives; and (c) any Person with respect to which such individual or one or more members of such individual's Relatives serves as a director, officer, partner, or trustee (or in a similar capacity); and (ii) with respect to a specified Person other than an individual, means (a) any Affiliate of such specified Person; and (b) each Person that serves as a director, officer, partner, or trustee (or in a similar capacity) of such specified Person.

"Representative" means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants and financial advisors.

"Sale Motion" has the meaning set forth in Section 6.5.1 of this Agreement.

"Sale Order" has the meaning set forth in Section 7.2.1 of this Agreement.

"Sale Procedures" has the meaning set forth in Section 6.5.2 of this Agreement.

"Sanctioned Country" means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including, without limitation, Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine).

"Sanctions Laws" means all U.S. and non-U.S. laws relating to economic or trade sanctions, including, without limitation, the laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

"Sanctioned Person" means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including, without limitation, OFAC's Specially Designated Nationals and Blocked Persons List; (b) any entity that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (a); or (c) any national of a Sanctioned Country.

"Subsidiary" has the meaning set forth in Section 4.9 of this Agreement.

"Tax" and "Taxes" mean, with respect to any Person, any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, including any interest, penalty, or addition thereto, whether disputed or not for which such Person may be liable.

"Termination Date" has the meaning set forth in Section 10.1(b) of this Agreement.

"Trade Control Laws" has the meaning set forth in Section 4.17.1 of this Agreement.

"Transaction" has the meaning set forth in the recitals of this Agreement.

"UCC" means the Uniform Commercial Code as in effect in the State of Delaware.

SECTION 14   MISCELLANEOUS PROVISIONS.

14.1.   Nature and Survival of Representations and Warranties . The Parties agree that the representations and warranties of the Parties contained in this Agreement and in any certificate delivered pursuant hereto by any Party shall survive the Closing.

14.2.   Exhibits and Schedules . The Exhibits and Schedules (and any supplements thereto) referred to in this Agreement are a part of this Agreement as if fully set forth herein. All references to this Agreement shall be deemed to include such Exhibits and Schedules, unless the context otherwise requires.

14.3.   Assignment . Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided that, Purchaser may assign some or all of its rights hereunder to one or more subsidiaries existing prior to Closing, provided that Purchaser remains liable for its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

14.4.   Binding Effect . This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assignees.

14.5.   Governing Law and Jurisdiction .

14.5.1.   The construction, interpretation and enforcement of this Agreement will be governed by the laws of the State of Delaware without regard to any conflicts of laws principles thereof.

14.5.2.   Each of the Parties hereby submits to the exclusive jurisdiction of the Court for the determination of any dispute or claim arising out of or relating to this Agreement or, if the Court lacks jurisdiction, then to any federal court located in Chicago, Illinois.

14.6.   Severability . If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

14.7.   Notices . All notices, requests, demands and other communications under this Agreement shall be made in writing and will be deemed to have been duly given (i) when hand delivered (with written confirmation of receipt); (ii) when sent by facsimile (with written confirmation of receipt), provided that a copy thereof is sent by another method provided hereunder; or (iii) when received by the addressee, if sent by United States Certified Mail, Return Receipt Requested, postage prepaid, or by nationally recognized express delivery service guaranteeing next Business Day delivery, in each case to the appropriate address(es) and/or facsimile number(s) set forth below (or to such other address and facsimile number as a Party may hereafter designate by notice to the other Parties):

If intended for Receiver:

Novo Advisors
357 West Chicago Avenue
Suite 200
Chicago, IL 60654
Attn: Sandeep Gupta

with a copy (which will not constitute notice) to:

Bryan Cave Leighton Paisner LLP
161 N. Clark Street
Suite 4300
Chicago, IL 60601
Attn: Eric Prezant

If to Purchaser:

S&W Seed Company
106 K Street, Suite 300
Sacramento CA 95814
Attn: Mark Wong, President and CEO
Email: markwong@swseedco.com

with a copy (which will not constitute notice) to:

Cooley LLP
101 California Street
5th Floor
San Francisco, CA 94111-5800
Attn: Robert L. Eisenbach III
Email: reisenbach@cooley.com

14.8.   Public Announcements . Any public announcement, including any press release, communication to employees, customers, suppliers, or others having dealings with Debtors, Receiver, or Purchaser, or similar publicity with respect to this Agreement or the Transaction, will be issued at such time, in such manner, and containing such content as Receiver and Purchaser mutually determine.

14.9.   Expenses . Except as otherwise provided in this Agreement, and expressly subject to payment by the Receiver of the Approved Break-Up Fee if it becomes payable, whether or not the Transaction is consummated, each of the Parties shall pay the fees and expenses of its respective counsel, accountants, and other professionals incident to the negotiation and preparation of this Agreement and the consummation of the Transaction.

14.10   Third Parties . Nothing in this Agreement, whether express or implied, shall confer any rights or remedies under or by reason of this Agreement on any person other than the Parties and their respective successors and permitted assignees, nor shall any provision in this Agreement relieve or discharge the obligation or liability of any third person to any Party, nor shall any provision give any third person any right of subrogation or action over or against any Party; provided, however, the Debtors are intended third-party beneficiaries of this Agreement and shall be entitled to enforce the rights of Receiver hereunder after the termination of the Receivership Action.

14.11.   Time of the Essence . Time is of the essence in all dates and time periods set forth or referred to in this Agreement.

14.12.   Construction . The headings used in this Agreement are for convenience of reference only and are not a part of this Agreement and do not in any way control, define, limit, or add to the terms and conditions hereof. In the construction of this Agreement, the singular shall include the plural and the plural, the singular, unless the context otherwise requires. Further, the use of the masculine, feminine and/or neuter gender shall include each other gender where applicable. As used herein the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation." As used herein, the words "herein", "hereof", "hereunder" and similar terms shall refer to this Agreement unless the context requires otherwise.

14.13.   Counterparts; Electronic Signatures; Effectiveness of this Agreement .

14.13.1.   This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

14.13.2.   A manual signature on this Agreement or other documents to be delivered pursuant to this Agreement, an image of which shall have been transmitted electronically, will constitute an original signature for all purposes. The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission will constitute effective delivery of this Agreement or such other document for all purposes.

14.13.3.   This Agreement shall not be effective, and no Party shall have any rights or obligations hereunder, unless and until Purchaser and Receiver as identified above have executed and delivered this Agreement.

14.14   Entire Agreement; Amendment; Waiver .

14.14.1.   This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations and understandings of the Parties, whether written or oral. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all the Parties, except with regard to the Exhibits and Schedules to this Agreement which may be supplemented, modified or amended with the same formality as the initial corresponding Exhibit or Schedule attached hereto.

14.14.2.   No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the Party making the waiver.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, as of the day and year first above written.

PURCHASER:

S&W SEED COMPANY

By: /s/ Mark W. Wong
Name: Mark W. Wong
Its: President and Chief Executive Officer

RECEIVER:

NOVO ADVISORS

By: /s/ Sandeep Gupta
Name: Sandeep Gupta
Its: Principal